Exhibit 2.2

Execution Copy

Date: June 3, 2010

(1)                                  Beta Systems Software Aktiengesellschaft

(2)                                  BancTec GmbH

(3)                                  BancTec, Inc.

SALE AND PURCHASE AGREEMENT FOR THE SALE OF BETA SYSTEM’S ECM BUSINESS

[to be notarized]

16.	EXPIRATION OF CLAIMS, LIMITATION OF CLAIMS	44

17.	SELLER’S COVENANTS AND UNDERTAKINGS	46

18.	NON-COMPETE UNDERTAKING	46

19.	RESTRICTION OF ANNOUNCEMENT, COOPERATION, CONFIDENTIALITY	47

20.	NOTICES	48

21.	MISCELLANEOUS	50

*	Schedules and exhibits are omitted from this filing. The Company will furnish supplementally a copy of the omitted exhibits and schedules to the commission upon request.

SALE AND PURCHASE AGREEMENT

(1)                                  Beta Systems Software Aktiengesellschaft, with its business address at Alt-Moabit 90 d, 10559 Berlin, Germany, registered in the commercial register of the local court of Berlin-Charlottenburg under HRB 388 74 (the Seller);

(2)                                  BancTec GmbH, with its business address at Monzastrasse 4c, 63225 Langen, Germany, registered in the commercial register of the local court of Offenbach under HRB 32801 (the Purchaser);

(3)                                  BancTec, Inc., with its business address at 2701 E. Grauwyler Rd., Irving, TX 75061, USA, registered with the Secretary of State, Division of Corporations, Dover, Delaware under the file number 333-145255 (the Guarantor);

- each of Seller, Purchaser and Guarantor herein also referred to individually as a Party and collectively as Parties -

BACKGROUND

(A)                               Seller, among other activities, is engaged itself and through its subsidiaries in Germany, Nigeria, Austria, the United States and elsewhere in the Enterprise Content Management business, comprising the development and sale of software products and software solutions in the area of Enterprise Content Management (ECM), especially document processing in the settlement and processing of payment transactions and other business processes, as well as the sale of scanners and sorters (the Business).

(B)                                 Seller, after a strategic review of its business portfolio, has concluded that it desires to divest itself of the Business.

(C)                                 To this end, Seller has transferred the Business to a new company (NewCo) as a separate legal entity by way of a drop down (Ausgliederung zur Aufnahme) pursuant to Section 123 para. 3 item 1 of the German Transformation Act (Umwandlungsgesetz) on the basis of the drop down and acquisition agreement (Ausgliederungs- und Übernahmevertrag) between Seller and NewCo dated December 22, 2009 (roll of deeds no. 721/2009 of the notary Alexander Kollmorgen, Berlin) (the Drop Down and the Drop Down Agreement, respectively). The Drop Down became legally effective upon registration in the relevant commercial register on March 1, 2010.

(D)                                Seller wishes to sell and transfer and Purchaser wishes to purchase Seller’s shareholding in NewCo, and thereby indirectly the Business, upon the terms and conditions of this agreement including its Exhibits and Schedules (the Agreement).

(E)                                  Capitalized terms shall have the meaning ascribed to them in Exhibit (E).

IT IS AGREED as follows:

1.                                       CURRENT STATUS

1.1                                 The companies engaged in the Business and which have been transferred to NewCo are set forth in Exhibit 1.1 (each individually a Company and collectively the Companies).

1.2                                 NewCo is a newly established limited liability company organized under German law (GmbH), registered in the commercial register of the local court of Berlin-Charlottenburg under the company name Beta Systems ECM Solutions GmbH and with the registration number HRB 122 853. Immediately before the Closing Date, Seller is the sole shareholder of NewCo, holding [*.*] shares in the par value of [*.*] each, with the consecutive numbers [*.*] through [*.*] (together the Sold Shares).

1.3                                 The Sold Shares together with such shares in the Companies, which following the completion of the Drop Down and immediately before the Closing Date will be, wholly or partly, held by NewCo as set out in Exhibit 1.1 are herein collectively referred to as the Shares.

1.4                                 The assets, contracts and liabilities of the Business which have been transferred, directly or indirectly, by Seller to NewCo pursuant to Section 3 of the Drop Down Agreement as well as those assets, contracts and liabilities which have been or are to be transferred to NewCo pursuant to Section 10.2(f) below and to Guarantor pursuant to Section 10.2(e) below on or before the Closing Date are together referred to as the NewCo Business.

2.                                       SALE AND PURCHASE OF SOLD SHARES

Seller hereby sells to Purchaser the Sold Shares with all rights and obligations pertaining thereto, including the attached dividend rights as from the Effective Date, and Purchaser hereby purchases from Seller the Sold Shares in accordance with the foregoing sentence. By way of precaution, Seller as the sole shareholder of NewCo hereby approves the sale and transfer of the Sold Shares by way of a respective shareholders’ resolution.

3.                                       LOANS AND GUARANTEES; SECTION 133 INDEMNIFICATION

3.1                                 Seller shall procure that prior to the Closing Date (as defined in Section 9.5 below) all indebtedness within the meaning of Section 266 para. 3, item C (6) German Commercial Code (Handelsgesetzbuch) due from any member of the Seller’s

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

Group to NewCo and to any Company and from NewCo and any Company to any member of the Seller’s Group (other than trade indebtedness which shall be settled in the ordinary course of business) is settled in full. Seller’s Group means the Seller and all affiliates of the Seller (other than NewCo and the Companies) within the meaning of Section 15 German Stock Corporation Act (Aktiengesetz).

3.2                                 The Seller, NewCo and the Companies are parties to a cash pooling agreement. As far as NewCo and the Companies are concerned, the cash pool will be terminated effective prior to the Closing Date, and any balance under the cash pooling arrangement payable by the respective debtor will be settled prior to the Closing Date.

3.3                                 Seller shall procure that prior to the Closing Date, NewCo and each Company is released from all guarantees, indemnities, and other contingent liabilities within the meaning of Section 251 German Commercial Code given by NewCo or a Company in respect of any liability or obligation of any member of the Seller’s Group.

3.4                                 With respect to the bank guarantees given in respect of any liability or obligation of NewCo or any of the Companies as conclusively listed in Exhibit 3.4 (the Guarantees), Purchaser shall procure that on the Scheduled Closing Date [*.*] [*.*], [*.*], accedes to each Guarantee as additional, but primary debtor for recourse claims from Seller’s bank [*.*], effective from the Closing Date. Within nine (9) months following the Closing Date, Purchaser shall have Seller fully released from recourse claims under the Guarantees. Until the release has occurred, Purchaser shall indemnify and hold harmless Seller from any such recourse claims of Seller’s bank under the Guarantees.

3.5                                 By way of a contract in favor of third parties (echter Vertrag zugunsten Dritter), Seller hereby indemnifies NewCo against any liability under Section 133 German Transformation Act in relation to obligations not assumed by NewCo under the Drop Down Agreement. Purchaser hereby indemnifies Seller against any liability under Section 133 German Transformation Act in relation to obligations assumed by NewCo under the Drop Down Agreement, provided that this shall not limit any claims Purchaser may have against Seller under any other provision of this Agreement.

4.                                       PURCHASE PRICE

4.1                                 The aggregate purchase price (the Purchase Price) for the Sold Shares to be paid by Purchaser shall be EUR 8,383,790 (in words: EUR eight million three hundred eighty three thousand seven hundred ninety) (the Base Purchase Price) plus the Inventory Purchase Price (as defined below). The Purchase Price shall be paid free of costs and charges in immediately available funds by wire transfer.

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

4.2                                 The Base Purchase Price shall become due and shall be paid by Purchaser to Seller in accordance with the following payment schedule (each payment individually a Base Purchase Price Payment):

(a)                                  An installment of EUR 3,620,000 (in words: Euro three million six hundred twenty thousand) shall be paid on the Scheduled Closing Date (as defined below) (the First Base Purchase Price Payment).

(b)                                 An installment of EUR 3,000,000 (in words: Euro three million) shall be paid on the last Banking Day of the twelfth calendar month after the Closing Date (the Second Base Purchase Price Payment).

(c)                                  The final installment of EUR 1,763,790 (in words: Euro one million seven hundred sixty three thousand seven hundred ninety) shall be paid on the last Banking Day of the eighteenth calendar month after the Closing Date (the Final Base Purchase Price Payment).

4.3                                 Further to the Base Purchase Price, Purchaser shall pay an additional purchase price for the inventory of the NewCo Business (the Inventory Purchase Price). The amount of the Inventory Purchase Price shall equal 75% (in words: seventy-five percent) of the value of the inventory of the NewCo Business as existing at the Closing Accounts Date and as shown in the Closing Accounts (the Inventory). For the avoidance of doubt, the Inventory shall include any inventory transferred to NewCo and Guarantor under Sections 10.2(e) and (f) below.

4.4                                 The Inventory Purchase Price shall be paid by Purchaser to Seller in eight equal installments (each individually an Inventory Purchase Price Payment) as follows:

(a)                                  The first installment shall be paid ten (10) Banking Days after the Closing Accounts have become final and binding in accordance with Section 7 (the First Installment Inventory Payment Date and every following date for the payment of installments of the Inventory Purchase Price each individually an Installment Inventory Payment Date).

(b)                                 The second installment shall be paid on the last Banking Day of the third month after the month of the First Installment Inventory Payment Date.

(c)                                  Each of the third through the eighth installment shall be paid on the last Banking Day of the third month after the month of the respective previous Installment Inventory Payment Date.

4.5                                 Except as herein provided otherwise, each of the Parties shall pay interest on any amounts becoming due and payable to the other Party under this Agreement as from the sixth day following the respective payment date until, but not including, the day of payment at the p.a. rate of [*.*] plus [*.*] basis points.

4.6                                 Except as herein provided otherwise, all payments owed by Purchaser to Seller under this Agreement or to be made under the US Bill of Sale and the Austrian Asset Deal (both as defined in Sections 10.2(e) respectively 10.2(f) below) shall be paid by Purchaser by wire transfer to Seller’s bank account kept with [*.*], [*.*], sort code [*.*], account number [*.*], [*.*], [*.*], or to any other bank account as shall be notified at least five (5) Banking Days in advance of the due date of the respective payment obligation by Seller to Purchaser in writing (the Seller’s Account).

4.7                                 All payments owed by Seller to Purchaser under this Agreement shall be paid by Seller by wire transfer to Purchaser’s bank account kept with [*.*], sort code [*.*], account number [*.*], [*.*], or to any other bank account as shall be notified at least five (5) Banking Days in advance of the due date of the respective payment obligation by Purchaser to Seller in writing (the Purchaser’s Account).

5.                                       WORKING CAPITAL

5.1                                 The following definitions shall apply throughout this Section 5:

(a)                                  Cash Shortfall shall mean any amount by which the consolidated cash of the NewCo Business as existing at the Closing Accounts Date and as shown in the Final Closing Accounts (the Cash) falls short of [*.*] (in words: [*.*]). For the avoidance of doubt, Cash shall include cash and cash equivalents, namely currency and coins on hand, available bank balances and demand deposits, and money orders and checks.

(b)                                 Net Working Capital shall mean

(i)                                     the sum of all cash, trade receivables (excluding the Nigeria Receivables as specified in Exhibit 5.1(b)), work in progress on project orders and other current assets;

minus

(ii)                                  all short-term finance, including any financial liability vis-à-vis affiliated companies or third parties, trade payables, deferred income, advance payments received and other current liabilities, including, but not limited to, for the avoidance of doubt, outstanding wages, overtime accounts, holiday accruals and other apportionments as of

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

the Closing Accounts Date related to labor and employment, but excluding the liability for the purchase price for the acquisition of certain assets from Beta Systems EDV-Software GmbH, Vienna, Austria, pursuant to Section 10.2(f) below;

in each case of the NewCo Business as existing at the Closing Accounts Date and as shown in the Final Closing Accounts.

(c)                                  Non-Collected Trade Receivables shall mean the sum of all trade receivables of the NewCo Business, excluding the Nigeria Receivables, which have originated on or before the Closing Accounts Date if and to the extent they have not been collected by December 31, 2010, 24:00 hrs. If the Purchaser, NewCo or any of the Companies waive, set-off, settle or by other commercially similar action dispose of any of the trade receivables which have originated on or before the Closing Accounts Date (including the Nigeria Receivables) or any portion thereof without the Seller’s prior written consent or if the debtor of such trade receivable sets-off any of the aforementioned trade receivables or any portion thereof (including any action with a similar effect), such trade receivable or any portion thereof shall be deemed to be collected for the purposes of this Section 5 at the time of such waiver, set-off, settlement or other similar action.

5.2                                 For the period from the Closing Date to December 31, 2010, Purchaser shall within ten (10) Banking Days after the end of each month (i.e. the first time until July 14, 2010 for June 2010) notify to Seller in writing, the aggregate amount of trade receivables which were collected by NewCo or the Companies in the respective preceding month (the Monthly Collected Receivable Amount).

5.3                                 The Parties agree on the following payments by Purchaser to Seller with respect to trade receivables collected (i.e. cash received) by NewCo and the Companies in the period from the Closing Accounts Date to December 31, 2010 (excluding the Nigeria Receivables, the Trade Receivables):

(a)                                  Purchaser shall use reasonable endeavors to procure that NewCo and the Companies collect their trade receivables (but shall not be required to go beyond past practice used in the Business).

(b)                                 Purchaser shall not owe any payments to Seller for Trade Receivables collected until the aggregate amount of such Trade Receivables surpasses the Cash Shortfall.

(c)                                  Once the aggregate amount of Trade Receivables collected surpasses the Cash Shortfall, any further cash received from the collection of Trade

Receivables shall economically be split [*.*] in favor of Seller and [*.*] in favor of Purchaser as follows:

(A)                              Starting in the month in which the Cash Shortfall has been surpassed and ending in December 2010 at the latest, Purchaser shall pay to Seller upon the notification of the relevant Monthly Collected Receivable Amount [*.*] of this Monthly Collected Receivable Amount up to maximum aggregate payments under this clause in the amount of the Net Working Capital.

(B)                                In the month in which the Cash Shortfall has been exceeded any cash collections made before such excess has occurred shall not be included for purposes of calculating the relevant Monthly Collected Receivable Amount.

5.4                                 On January 17, 2011 the Parties shall settle the Net Working Capital:

(a)                                  The Settlement Amount (SA) shall be calculated as follows (where [*.*] shall be the amount of the [*.*], [*.*] shall be the sum of the [*.*] made by [*.*] under [*.*] above and [*.*] shall be the [*.*]):

[*.*]

(b)                                 If the [*.*] is a [*.*] amount, [*.*] shall pay such amount to [*.*] on January 17, 2011.

(c)                                  If the [*.*] is a [*.*] amount, [*.*] shall pay such amount to [*.*] on January 17, 2011.

5.5                                 Purchaser shall procure that NewCo or the Companies, as the case may be, shall on January 17, 2011 transfer and assign to Seller the Non-Collected Trade Receivables and that all payments on the Non-Collected Trade Receivables received by the Purchaser, NewCo or any of the Companies after December 31, 2010 (including, but not limited to, any deemed collections under Section 5.1(c) sentence 2 above) are forwarded to Seller by Purchaser.

5.6                                 Within ten (10) Banking Days after the collection of any of the Nigeria Receivables or any portion of the Nigeria Receivables, Purchaser shall pay to Seller the collected amount, irrespective of whether it is collected before, on or after December 31, 2010. All payments made by the debtors of the Nigeria Receivables to NewCo or the Companies shall be deemed to be made on the Nigeria Receivables, even if the payment made by the respective debtor is specifically made in relation to

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

another obligation (e.g. an invoice of a later date). Section 5.3(a) above also applies to the Nigeria Receivables.

6.                                       ACCELERATION OF PAYMENT

6.1                                 In the event that

(a)                                  the Guarantor has completed its initial public offering of shares substantially as contemplated by the draft registration statement S1 as filed with the Securities and Exchange Commission of the United States of America on 19 April 2010, as amended from time to time,

or

(b)                                 NewCo has received a payment (net of tax) of at least [*.*] or payments (net of tax) totaling to at least [*.*] as consideration or prepayment in connection with the proposed contract with the [*.*] relating to the consolidation of the [*.*] document management infrastructure, all outstanding amounts under Sections 4.2 (b), 4.2 (c) and 4.4 as well as an amount equal to the Net Working Capital minus payments advanced to Seller under Section 5.3 shall become due and payable within thirty (30) Banking Days. The settlement procedures under Section 5.4 shall no longer apply, while Sections 5.5 and 5.6 and the definitions under Section 5.4 shall continue to apply. On January 17, 2011 Seller shall pay to Purchaser the amount of the aggregate amount of the Non-Collected Trade Receivables, if any.

6.2                                 In the event that neither the event mentioned in section 6.1 (a) nor the one in Section 6.1 (b) has been triggered, but NewCo has received a payment (net of tax) of at least [*.*] or payments (net of tax) totaling to at least [*.*] as consideration or prepayment in connection with the proposed contract with the [*.*] relating to the consolidation of the [*.*] document management infrastructure, all outstanding amounts under Sections 4.2 (b) and 4.2 (c) shall become due and payable within thirty (30) Banking Days.

7.                                       CLOSING ACCOUNTS

7.1                                 The Net Working Capital, the Inventory and the Cash shall be determined on the basis of consolidated pro forma financial statements for NewCo and the Companies as of the Closing Accounts Date which shall be prepared by Seller (the Closing Accounts). Wherever required, Purchaser shall assist, and shall procure NewCo and the Companies to assist, in the preparation of the Closing Accounts, in particular by providing all relevant information and documentation and reasonably

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

granting access to the premises requested by Seller for the purposes of such preparation.

7.2                                 For the preparation of the Closing Accounts and the Final Closing Accounts, the relevant generally accepted accounting principles under IFRS/IAS shall apply. Seller is not required to perform a physical stock taking with regard to inventories and all inventories shall be valuated as of [*.*] as adjusted for movements up to [*.*]. Specifically, with respect to the project under the [*.*] dated [*.*] with [*.*], the net work-in-progess project orders (POC) shall be deemed [*.*] in the Closing Accounts and the Final Closing Accounts. The advance payment to [*.*] pursuant to the [*.*] entered into between [*.*] and [*.*] and with effective date [*.*] shall be reflected as an other current asset in the Closing Accounts and Final Closing Accounts in an of amount of [*.*] [*.*].

7.3                                 The Closing Accounts prepared by Seller shall be delivered to Purchaser no later than thirty (30) days after the Closing Date. The calculation of the Net Working Capital, Inventory and the Cash shall be based on the Closing Accounts if Purchaser does not within thirty (30) days after receipt of the Closing Accounts provide the Seller with a written report asserting that the Closing Accounts received from Seller are incorrect applying the applicable rules under this Agreement by way of stating substantiated objections to that effect (the Objections). With respect to the Inventory, Purchaser shall also be entitled to challenge the Closing Accounts based on a physical stock taking by Purchaser. Such physical stock taking shall not relate to a valuation of assets, but shall only be carried out to verify the existence of the assets and shall be conducted by Purchaser within five (5) Banking Days after the Closing Date (ending no earlier than on (and including) June 14, 2010) on the basis of SAP print-outs to be provided by Seller upon Closing, and any Objections based on the physical stock taking shall be raised within this period of five (5) Banking Days. Seller shall have the right to attend such physical stock taking. If, after Purchaser has raised in time and due form its Objections against the Closing Accounts, the Purchaser and the Seller cannot agree on the positions in dispute within a further thirty (30) days period following the delivery of the Objections by Purchaser, each of the Purchaser and the Seller shall be entitled to request PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (the Neutral Accounting Firm) to determine the correct amount of the Net Working Capital and the Inventory. The Neutral Accounting Firm shall receive all necessary assistance by the Parties and shall be given access to the management of the NewCo Business and all relevant information and documentation requested by it for the purpose of reviewing the Closing Accounts and the Objections. Should the Neutral Accounting Firm become unavailable, the Parties shall agree on another accounting firm. If the Parties cannot reach an agreement within a further fifteen

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

(15) day period following the period set out in Section 7.3 sentence 2 above, either Party shall have the right to require that an accounting firm of international standing that is determined by the spokesperson of the executive board (Sprecher des Vorstands) of Institut der Wirtschaftsprüfer in Deutschland e.V. (IDW), Wirtschaftsprüferhaus, Tersteegenstraße 14, 40474 Düsseldorf, Germany, be appointed as Neutral Accounting Firm.

7.4                                 The Neutral Accounting Firm shall review the Objections which are after the expiry of the further thirty (30) days period still in dispute between the Parties, if any, as an expert (Schiedsgutachter) applying the accounting principles set out under Section 7.2.  In respect of positions in the Closing Accounts on which Objections have been raised in accordance with Section 7.3 above and which have not been agreed between Seller and Purchaser, the Neutral Accounting Firm shall not be bound to any of the respective positions asserted by the Parties, whereas in all other cases the Neutral Accounting Firm shall be bound by the Closing Accounts or the respective agreement reached by the Parties, as the case may be. The Neutral Accounting Firm shall be instructed to act as an independent and neutral expert and shall be instructed to complete its audit within 60 days upon instruction. The Neutral Accounting Firm shall factor in all events having occurred before the Closing Accounts Date and coming to its attention until the date of completion of its audit (wertaufhellende Tatsachen). As part of the audit and before presenting the final results, the Neutral Accounting Firm shall give Seller and Purchaser adequate opportunity to present their views and comment on the preliminary results of the review in writing and at a hearing or hearings to be held with Seller and Purchaser and their respective advisors. The costs for the review by the Neutral Accounting Firm shall be allocated to the Parties in proportion to the percentage each Party is determined by the Neutral Accounting Firm to have prevailed/lost in the dispute over the Objections which are after the expiry of the further thirty (30) days period still in dispute between the Parties. Absent manifest error (Section 319 of the German Civil Code (BGB)) the revised Closing Accounts as determined by the Neutral Accounting Firm shall be final and binding on the Parties, and such final and binding Closing Accounts shall be referred to as the Final Closing Accounts.

8.                                       GUARANTOR

8.1                                 Guarantor hereby guarantees within the meaning of Sections 765 et seq. German Civil Code waiving any rights which it may have to require Seller to proceed first against or claim payment from Purchaser (verbürgt sich selbstschuldnerisch) the proper fulfillment of all of the obligations of Purchaser pursuant to this Agreement, in particular, but not limited to, the payment of the Purchase Price.

8.2                                Guarantor represents and warrants in the form of an independent guarantee (selbstständiges Garantieversprechen) according to Section 311 German Civil Code as of the Signing Date and the Closing Date that this Agreement constitutes the legal, valid and binding obligation of Guarantor, enforceable against Guarantor in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and except that the remedy of specific performance and injunction relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Guarantor has the unrestricted right and capacity and is not required to obtain any third party’s consent or authorization (including, without limitation, authorities or other public bodies) to execute and close (within the meaning of Section 10.2 below), unless expressly mentioned otherwise in this Agreement, this Agreement. Subject to the exceptions in the foregoing sentence and except as expressly mentioned otherwise in this Agreement, neither the execution of this Agreement nor its Closing will (with or without notice or lapse of time) cause Guarantor to contravene any (i) statutes (Gesetze), regulations (Verordnungen), ordinances (Erlasse) or (ii) articles of association or similar local law organizational documents.

9.                                       TRANSACTION DATES

Signing Date, Effective Date, Drop Down Legal Effective Date, Scheduled Closing Date, Closing Date and Closing Accounts Date shall each have the following meaning in this Agreement:

9.1                                 Signing Date (Unterzeichnungsstichtag) shall be June 3, 2010.

9.2                                 Effective Date shall be December 31, 2009, 24:00 hrs./January 1, 2010, 0:00 hrs.

9.3                                 Drop Down Legal Effective Date shall be March 1, 2010.

9.4                                 Scheduled Closing Date (vereinbarter Vollzugszeitpunkt) shall be June 3, 2010.

9.5                                 Closing Date (Vollzugszeitpunkt) shall be the day, 24:00 hrs, in which all and not only some of the Closing Events (as defined below) have taken place.

9.6                                 Closing Accounts Date (Abgrenzungsbilanzstichtag) shall be May 31, 2010, 24:00 hrs.

10.                                 CLOSING

10.1                          The closing of the transactions considered by this Agreement (the Closing) shall take place as soon as possible on the Scheduled Closing Date at the office of K&L Gates LLP, Markgrafenstrasse 42, 10117 Berlin, or at such other place and/or time as the Parties may agree.

10.2                           On the Scheduled Closing Date, the following closing events (the Closing Events) shall simultaneously (Zug um Zug) occur:

(a)                                  Settlement by Seller of all outstanding balances, if any, pursuant to Section 3.1 and 3.2 above and written confirmation by Seller to Purchaser thereof and that the release pursuant to Section 3.3 above has been effected;

(b)                                 execution of the transitional services agreement substantially in the form of the draft attached as Exhibit 10.2(b) (the Transitional Services Agreement);

(c)                                  [intentionally omitted];

(d)                                 execution by Seller and Purchaser of a notarial deed concerning the transfer and assignment of the Sold Shares substantially in the form of the draft attached as Exhibit 10.2(d) with the transfer being subject to the condition precedent that the First Base Purchase Price Payment and the purchase prices under the US Bill of Sale (as defined below) and the Austrian Asset Deal (as defined below) has been received (Geldeingang) by the Seller (the Transfer Agreement);

(e)                                  sale and transfer of inventory pertaining to the Business held by Beta Systems Software of North America, Inc. to Guarantor by way of a Bill of Sale (the US Bill of Sale) substantially as attached as Exhibit 10.2 (e) (i) and the transfer and assignment of certain maintenance contracts by way of an Assignment and Assumption Agreement (the US Assignment Agreement) substantially as attached as Exhibit 10.2 (e) (ii), in each case with the transfer being subject to the condition precedent that the First Base Purchase Price Payment and the purchase prices under the US Bill of Sale and the Austrian Asset Deal (as defined below) has been received (Geldeingang) by the Seller;

(f)                                    sale and transfer of certain assets pertaining to the Business held by Beta Systems EDV-Software GmbH, Vienna, Austria to NewCo by way of a sale and transfer agreement substantially as attached as Exhibit 10.2(f) (the Austrian Asset Deal) with the transfer being subject to the condition precedent that the First Base Purchase Price Payment and the purchase prices under the US Bill of Sale and the Austrian Asset Deal (as defined below) has been received (Geldeingang) by the Seller;

(g)                                 delivery by Purchaser of satisfactory evidence that the accession of [*.*] as additional debtor to the recourse claims under Guarantees pursuant to Section 3.4 above will be effective as of the Closing Date;

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

(h)                                 the payment of the First Base Purchase Price Payment by Purchaser to Seller, the payment of the purchase price under the US Bill of Sale by Purchaser (on behalf of Guarantor) to Seller (on behalf of Beta Systems Software of North America, Inc.) and the payment of the purchase price under the Austrian Asset Deal by Purchaser (on behalf of NewCo) to Seller (on behalf of Beta Systems EDV-Software GmbH, Vienna, Austria) all having been received (Geldeingang) by the Seller;

10.3                           After all events described in Section 10.2 (a) through (h) have occurred, the Parties shall sign a closing memorandum substantially in the form of Exhibit 10.3.

11.                                 SELLER’S GUARANTEES

Seller hereby guarantees to the Purchaser subject to the requirements and limitations contained in this Agreement, by way of an independent guarantee (selbstständiges Garantieversprechen) pursuant to Section 311 para. 1 German Civil Code (BGB) that the statements set forth hereinafter are true and correct as at the Closing Date, unless and to the extent otherwise specified below (collectively Seller’s Guarantees).

11.1                           Corporate Issues and Authority of the Seller

(a)                                  This Agreement constitutes the legally binding obligation of Seller, enforceable under German laws against Seller in accordance with its term, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and except that the remedy of specific performance and injunction relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Seller has the unrestricted right and capacity and is not required to obtain any third party’s consent or authorization (including, without limitation, authorities or other public bodies) to execute and close (within the meaning of Section 10.1 above), unless expressly mentioned otherwise in this Agreement, this Agreement. Subject to the exceptions in the foregoing sentence and except as expressly mentioned otherwise in this Agreement, neither the execution of this Agreement nor its Closing will (with or without notice or lapse of time) cause Seller to contravene any (i) statutes (Gesetze), regulations (Verordnungen), ordinances (Erlasse) or (ii) articles of association or similar local law organizational documents.

(b)                                 Except as set out in Schedule 11.1 (b) (i), NewCo has on the Closing Date, and each of the Companies has, the corporate authority to carry on their respective business. Schedule 11.1 (b) (ii) contains the current articles of association (Gesellschaftsverträge) and any shareholders’ agreements (Gesellschafter- und Konsortialvereinbarungen) of NewCo and the Companies.  Except as set out in Schedule 11.1 (b) (iii), any filings in respect of NewCo and, to Seller’s Knowledge, the Companies required by applicable law to be made with the competent commercial register (einzutragende Tatsachen) or similar bodies under applicable foreign jurisdictions have been properly made in all material respects. Schedule 11.1 (b) (iv) contains current excerpts from the commercial registers or similar bodies under applicable foreign jurisdictions of NewCo and the Companies. There do not exist any shareholders’ resolutions of NewCo and, to Seller’s Knowledge, the Companies (other than such resolutions as are disclosed in Schedule 11.1 (b) (v)) which are filed but not entered into the commercial register or similar bodies under foreign jurisdictions.

(c)                                  Except as set out in Schedule 11.1 (c), the statements made in Sections 1.1 and 1.2 and in Exhibit 1.1 are true and correct as of the Closing Date.

(d)                                 NewCo and the Companies have not concluded any company agreements (Unternehmensverträge) in the meaning of Section 291 et seq. of the German Stock Corporation Act (Aktiengesetz) or plant management agreements (Betriebsführungsverträge) or similar agreements under applicable foreign jurisdictions with the exception of the agreements listed in Schedule 11.1 (d) and neither NewCo nor the Companies have concluded or have undertaken to conclude contracts on the establishment of silent partnerships (stille Beteiligungen) or sub-participation (Unterbeteiligungen). As at the Closing Date, neither NewCo nor the Companies are party to any cash pooling agreements with Seller’s Group.

(e)                                  Immediately before the Closing Date, Seller is the sole legal and beneficial owner of the Sold Shares. At the Closing Date, NewCo is, directly or indirectly, the sole legal and beneficial owner of all shares in Kleindienst Datadress GmbH, and Kleindienst Datadress GmbH is the legal and beneficial owner of one share in ECM Nigeria. The Seller owned immediately before the Drop Down Legal Effective Date and has, by means of the Drop Down, from the perspective of German law validly transferred 9,999,999 shares in ECM Nigeria to NewCo, which transaction has not been consummated under Nigerian law.  All Shares validly exist at the Closing Date. There are no charges, pledges, liens or other forms of security or encumbrances on, over or affecting the Shares, and they are free from any rights for the benefit of third parties, including options, pre-emptive rights other than those set out in the articles of association or in the shareholders’ agreements attached as Schedule 11.1 (b) (ii) or other than those set out in Schedule 11.1 (e). The share capital of each of NewCo and the Companies is fully and validly paid in, non-assessable (keine Nachschusspflicht) unless such assessability is disclosed in Schedule 11.1 (b) (i) and no repayments (Rückzahlung oder Rückgewähr), neither openly nor concealed, have been made in violation of any applicable corporate law capital maintenance rules.

(f)                                    None of NewCo or the Companies has a supervisory board (Aufsichtsrat), advisory board (Beirat) or any similar corporate body under applicable foreign jurisdictions except as set forth in Schedule 11.1 (f) or Schedule 11.1 (b) (i).

(g)                                 Other than the participations described in Exhibit 1.1, NewCo does not hold, neither directly, indirectly nor in trust, any shares or interests or has entered into any agreement to hold any shares or interests in any other entity.

(h)                                 Except as set out in Schedule 11.1 (h) (i), no insolvency or similar proceedings in applicable foreign jurisdictions, including judicial composition proceedings (gerichtliches Vergleichsverfahren), have been instituted or applied for within the last three years preceding the Signing Date with respect to the Seller (regarding the NewCo Business), NewCo or the Companies, nor have any legal proceedings (Einzelzwangsvollstreckung) been instituted or applied for within the last three years preceding the Signing Date with respect to any real property or other material assets of the Seller (regarding the NewCo Business), NewCo or any of the Companies. To Seller’s Knowledge, there exist no circumstances as at the Signing Date that justify the opening of such proceedings or the avoidance, challenge or rescission of this Agreement by a third party in the future; in particular, except as set out in Schedule 11.1 (h) (ii), none of the Seller, NewCo and the Companies has ceased or suspended payments (Zahlungen eingestellt), and no debt settlement arrangement (Vergleich) in connection with a debt restructuring to avoid insolvency proceedings with respect to any of NewCo or the Companies has been proposed or approved within the last three years preceding the Signing Date.

(i)                                     Any mandatory notice requirements to the Companies or NewCo with respect to the Shares under Section 16 of the German Limited Liability Company Act and Sections 20, 21 of the German Stock Corporation Act or similar notice requirements under applicable foreign corporate laws regarding a change of shareholders or the excess of certain participation thresholds have been, at any time, duly fulfilled.

11.2                           Financial Statements

(a)                                  With respect to the NewCo Business, the consolidated financial statements of Seller as at the Effective Date attached hereto as Schedule 11.2 (a) (the Consolidated Financial Statements) have been prepared in accordance with IFRS/IAS and the segment reporting for the enterprise content management segment presents a true and fair view of the asset, financial and profit (Vermögens-, Finanz- und Ertragslage) status of the NewCo Business for the period ending on the Effective Date.

(b)                                 The individual financial statements of NewCo (Eröffnungsbilanz) as at the Effective Date attached hereto as Schedule 11.2 (b) (the NewCo Individual Financial Statements) have been prepared in accordance with applicable local GAAP and present a true and fair view of the asset status (Vermögenslage) of NewCo as of the Effective Date.

(c)                                  The individual financial statements of the Companies (Einzelabschluß) as at the Effective Date attached hereto as Schedule 11.2 (c) (the Companies Individual Financial Statements) have been prepared in accordance with applicable local GAAP and present a true and fair view of the asset, financial and profit (Vermögens-, Finanz- und Ertragslage) status of the Companies as of the Effective Date.

(d)                                 To the extent not required to be included on the liabilities side of the balance sheet, any contingent liabilities of NewCo and the Companies (Eventualverbindlichkeiten) vis-à-vis third parties within the meaning of Section 251 of the German Commercial Code or similar provisions under applicable local laws - including liabilities based on comfort letters (Patronatserklärungen) - as at the Effective Date in excess of EUR 50,000.00 have been included in the Consolidated Financial Statements or in the Individual Financial Statements as below-the-lines items except as set out in Schedule 11.2 (d).

(e)                                  Except for the items listed in Schedule 11.2 (e), as at the Closing Date and as measured by the Final Closing Accounts, neither NewCo nor the Companies have any non-current liabilities in accordance with IFRS/IAS.

(f)                                    Neither NewCo nor any of the Companies have any liabilities (including, without limitation, contingent liabilities) from swap transactions, options or other derivatives save for any derivative transactions for purposes of hedge in the ordinary course of business or except as specifically mentioned in the Individual Financial Statements.

(g)                                 Since the Effective Date, neither NewCo nor any of the Companies have resolved or distributed any dividends or similar payments.

(h)                                 NewCo and, to the Seller’s Knowledge, the Companies have complied in all material aspects with their obligations concerning the retention of records according to Section 257 of the German Commercial Code or similar provisions in applicable foreign jurisdictions.

(i)                                     The accruals for pension obligations for the employees of the NewCo Business as calculated based on the actuarial report for IFRS-calculations of Kern, Mauch & Kollegen, Stuttgart, dated January 12, 2010 as of December 31, 2009 amount to an aggregate of [*.*]. The accruals for partial retirement for the employees of the NewCo Business as calculated based on the actuarial report for IFRS-calculations of Kern, Mauch & Kollegen, Stuttgart, dated, January 12, 2010 as of December 31, 2009 amount to an aggregate of [*.*].

11.3                           Conduct of Business

From the Effective Date through the Signing Date, the business operations (including, but not limited to, the accounting practice) of NewCo, the Companies and Seller (in respect of the NewCo Business) have been conducted in the ordinary course of business and substantially consistent with prior practice, except as set out in Schedule 11.3.

11.4                           Intellectual Property Rights

(a)                                  Intellectual Property Rights or IPR means all unregistered and registered (including applications for registration and all versions), existing or currently developed patents (including any additions thereto or extensions, continuations, renewals, supplementary protection certificates or divisions thereof), trade marks, service marks, utility models, design rights, copyrights (in particular computer software and code, including software and firmware listings, assemblers, applets, compilers, object and source code, net lists, design tools, user interfaces, documentation, data structures, data bases, design documents, product specifications), database rights, semi-conductor topography rights, domain names, brand names, trade names, trade secrets, processes, research and technical information, employees’ inventions according to the German Act on Employees’ Inventions or respective foreign regulations on employees’ inventions, neighbouring and performing rights, know-how and all other intellectual property or industrial property rights or other forms of protection having equivalent or similar effect anywhere in the world.

(b)                                 Seller warrants that the Companies or NewCo, respectively, are either owner or licensee of all Intellectual Property Rights that are used in and necessary for carrying on the Business as it is carried on at Closing Date

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

(together NewCo Intellectual Property Rights). The NewCo Intellectual Property Rights in particular include all Intellectual Property Rights necessary to fulfill all end customer agreements of the NewCo Business in place at Closing Date as well as all Intellectual Property Rights necessary for the continued maintenance and development of the Own Software.

(c)                                  IPR Licenses In means all agreements pursuant to which the Companies or NewCo have been licensed or otherwise permitted to use NewCo Intellectual Property Rights owned by a third party, except where NewCo or Companies hold the worldwide, exclusive, irrevocable, temporally and locally unlimited usage rights. The IPR Licenses In agreements or the respective third party products are - not necessarily comprehensively - set out in Schedule 11.4 (c).

(d)                                 Own Intellectual Property Rights means all NewCo Intellectual Property Rights but excluding IPR Licenses In. Schedule 11.4 (d) (i) sets forth a - not necessarily comprehensive - list of registered Own Intellectual Property Rights.  Where applicable, Schedule 11.4 (d) (i) specifies the jurisdictions in which such Own Intellectual Property Rights have been issued, registered or filed, including the respective registration or application numbers and the names of all registered owners. Schedule 11.4 (d) (ii) sets forth a - not necessarily comprehensive - list of software that is part of the Own Intellectual Property Rights (Own Software).

(e)                                  IPR Licenses Out means all agreements under which the Companies or NewCo have licensed or otherwise permitted the use of the Own Intellectual Property Rights to or by a third party. The IPR Licenses Out agreements, unless granted in the normal course of business and with a standard scope (which is in particular not the case when an exclusive license is granted) are - not necessarily comprehensively - set out in Schedule 11.4 (e), listing the name of the agreement and the contractual counterparty.

(f)                                    To Seller’s Knowledge, the Own Intellectual Property Rights are free and clear of any liens and/or encumbrances and solely and exclusively owned by the Companies or NewCo or when according to the applicable laws a transfer of ownership was not possible, the Companies or NewCo hold the worldwide, exclusive, irrevocable, temporally and locally unlimited usage rights (including all kinds of exploitation and modification rights). To Seller’s Knowledge, the Companies and NewCo are also not contractually obliged to pay any compensation to any third party for the Own Intellectual Property Rights. To Seller’s Knowledge, the Own Intellectual Property Rights are valid, subsisting and in full force and effect and have not been used or enforced, or failed to be used or enforced, in a manner that would result in abandonment, cancellation or unenforceability. Seller has not exclusively licensed any of the Own Intellectual Property Rights to any other person. To Seller’s Knowledge and except as set out in Schedule 11.12 (i) and Schedule 11.12 (ii), there is no and has not been any actual, threatened or suspected unauthorized use, infringement or misappropriation of any of the Own Intellectual Property Rights by any person, former employee or other third party which would have material effect on the Own Intellectual Property Rights. To Seller’s Knowledge, all reasonable steps required for the maintenance and protection of the Own Intellectual Property Rights have been taken in a timely and duly manner, including the payment of all application and renewal fees.

(g)                                 The IPR Licenses In or IPR Licenses Out are valid, binding, enforceable and cannot be terminated for convenience or do not terminate automatically for at least six (6) months after the Closing Date. NewCo and the Companies use the IPR License In and IPR License Out in line with the respective agreements and are not in material breach of any IPR Licenses In or IPR Licenses Out (and thus these contracts in particular cannot be terminated for cause) and to Seller’s Knowledge no other party thereto is in breach thereof. Also, to Seller’s Knowledge and other than mentioned in Schedule 11.4. (g), no IPR Licenses In or IPR Licenses Out are subject of any dispute or proceeding and none is pending, threatened or foreseeable.

(h)                                 Except as mentioned in Schedule 11.12 (i) and Schedule 11.12 (ii), neither (i) the use, reproduction, modification, manufacturing, licensing, sublicensing, sale or any other usage, exploitation or exercise of the NewCo Intellectual Property Rights; (ii) nor the exploitation of all Seller’s (as regards the NewCo Business) or NewCo’s products infringe the Intellectual Property Rights of any third party or constitute unfair competition or unfair trade practices under the laws of the applicable jurisdiction. To Seller’s Knowledge Schedule 11.4 (h) sets forth a comprehensive list of notices claiming or alleging that any such infringement is taking or has taken place, received by Seller within two (2) years before Closing.

(i)                                     To Seller’s Knowledge and unless disclosed in Schedule 11.4 (i), no third party is infringing the NewCo Intellectual Property Rights and no claim has been made by Seller, NewCo or the Companies claiming or alleging that any such infringement is taking or has taken place within two years before Closing.

(j)                                     Seller has and all the time had implemented state-of-the-art proceedings and processes to prevent open source software from being used in, incorporated into, integrated or bundled with any of the Own Software or with Software included in IPR Licenses In or IPR Licenses Out (together NewCo Software), unless such use of open source software does not impair the commercial use of NewCo Software and does not entail disclosure of NewCo Software source code, and to Seller’s Knowledge no open source software was or is being used in the NewCo Software in such a way.

(k)                                  To Seller’s Knowledge only object code versions of the Own Software have been provided to the customers of Seller, NewCo and Companies on the basis of non-exclusive end user licenses executed in the ordinary course of business. Unless disclosed in Schedule 11.4 (k), source codes for NewCo’s Software have not been delivered or made available or otherwise disclosed to any third person (including Seller) and Seller has not agreed to or undertaken to or in any other way promised to provide such source code to any third person.

(l)                                     Seller has and all the time had implemented state-of-the-art proceedings and processes to prevent NewCo’s Software from containing any disabling mechanisms or protection features which are designed to disrupt or prevent the use of NewCo’s Software, including time locks or computer viruses, other than for the purpose of safeguarding the scope of use of NewCo’s Software contractually agreed between licensor and licensee.

(m)                               A - not necessarily comprehensive - list of distributors, joint venture partners, sales agents or representatives who have rights to market, distribute or license out the Own Intellectual Property Rights is contained in Schedule 11.4 (m).

(n)                                 Seller has taken all reasonable steps to protect confidential information and has not made any disclosure of know how or confidential information relating to the Business except on the basis of state-of-the-art confidentiality agreements.

(o)                                 As of the Closing Date, Seller is not aware of any third party claims contemplated under Section 12.3 below nor, to the Seller’s Knowledge, has received within two (2) years before Closing any notice from a third party challenging the use of the “Beta Systems” name or marks.

11.5                           NewCo’s IT Systems and IT Contracts

(a)                                  All hard- and software, communication systems and networks and information technology used by the NewCo Business as of the Closing Date and necessary to operate the Business in the same manner and with the same scope as before (the NewCo IT Systems) are as of the Closing Date either owned or rented, leased or licensed by NewCo or the Companies, either directly or through a Transitional Services Agreement concluded between Seller and NewCo.

(b)                                 To Seller’s Knowledge, all contracts relating to NewCo’s IT Systems with the scope in place at Closing (the NewCo IT Contracts) are valid, binding and enforceable. To Seller’s Knowledge, NewCo and the Companies use the NewCo IT Contracts in line with the respective agreements and are not in material breach of any NewCo IT Contract. To Seller’s Knowledge, no other party thereto is in breach thereof. Also, to Seller’s Knowledge, no NewCo IT Contract is subject to any dispute or proceedings and none is pending, threatened or foreseeable.

(c)                                  NewCo IT Systems have substantially the sufficient scope and capacity to operate the NewCo Business. To the Seller’s Knowledge, NewCo IT Systems have not suffered any material failures, breakdowns or data losses within the last twelve (12) months prior to Closing nor have any material defects which make such failures, breakdowns or data losses possible. To Seller’s Knowledge, NewCo IT Systems have been appropriately maintained on a regular basis. NewCo and the Companies have appropriate procedures in place for ensuring the security and safety of NewCo IT Systems as well as the confidentiality and integrity of the data stored on NewCo IT Systems in all material aspects. In particular, NewCo and the Companies make backups on a regular basis and have appropriate disaster recovery systems in place.

(d)                                 To Seller’s Knowledge, the use of NewCo IT Systems within the respective contract terms does not infringe the Intellectual Property Rights of any third party or constitute unfair competition or unfair trade practices under the laws of the applicable jurisdiction. To Seller’s Knowledge, Seller has not received notice of claiming or alleging that any such infringement is taking or has taken place at any time.

11.6                           Real Property

(a)                                  To the Seller’s Knowledge, as at the Signing Date, the leases specified in Schedule 11.6 (a) (the Leases) are, in all material respects, valid and, in all material respects, enforceable and have been validly transferred from Seller to NewCo by way of the Drop Down. To the Seller’s Knowledge, the leases will not be terminated by the relevant landlords on the grounds of the Drop Down.

(b)                                 To the Seller’s Knowledge, any and all material agreements with the respective landlords have been set out in the Leases. To the Seller’s Knowledge, no additional written or oral agreements to the Leases exist, nor any ancillary agreements or supplementary agreements, nor annexes or plans, unless expressly stated in the relevant deed of reference or unless not material.

(c)                                  NewCo and the Companies are not owner of any real property, holder of any real estate rights, beneficiary of any real estate rights as well as not obligor or debtor of such rights in relation to third parties. NewCo and the Companies are also not legally bound by any agreement that provides for an acquisition or a disposal of a property or any other real estate rights.

11.7                           Other Fixed Assets

All fixed assets (Anlagevermögen) reflected in the Consolidated Financial Statements or acquired since the Effective Date by the Companies or by NewCo or by Seller (in respect of the NewCo Business) are Iegally or beneficially owned (e.g. financial leases) or lawfully possessed by the Companies or by NewCo or by Seller unless sold or otherwise disposed of since the Effective Date in the ordinary course of business. Except as set out in Schedule 11.7 such fixed assets are not charged or otherwise encumbered with third party rights. Exempted from the two foregoing sentences are transfers for security purposes (Sicherungsübereignungen), retention of title rights (Eigentumsvorbehalte) or statutory or contractual liens securing liabilities, in each case as incurred in the ordinary course of business by Seller (in respect of the NewCo Business), NewCo or that Company in the balance sheet of which such fixed assets are to be shown.

11.8                           Current Assets

All current assets (Umlaufvermögen) reflected in the Consolidated Financial Statements or acquired since the Effective Date by Seller (with respect to the NewCo Business), NewCo or by the Companies are legally or beneficially owned or lawfully possessed by NewCo or by the Companies or by the Seller unless sold or otherwise disposed of since the Effective Date in the ordinary course of business. Such current assets are not charged or otherwise encumbered with third party rights. Exempted from the two foregoing sentences are transfers for security purposes (Sicherungsübereignungen), retention of title rights (Eigentumsvorbehalte) or statutory liens securing liabilities incurred in the ordinary course of business by Seller (in respect of the NewCo Business), by NewCo or that Company in the balance sheet of which such current assets are to be shown. To the Seller’s Knowledge, except as disclosed in Schedule 11.8, the inventory of the NewCo Business, for purposes of said schedule limited to items having in each case a book value of EUR 1,000 or more, is free from material defects and meets, in all material respects, the requirements of the relevant customer contracts.

11.9         Largest Customers

Schedule 11.9 (i) contains a list of the seventeen (17) largest maintenance customers of the NewCo Business as measured by the revenues (Umsatzerlöse) for the year ending on the Effective Date. With respect to these maintenance contracts, there are, to the Seller’s Knowledge and except as disclosed in Schedule 11.9 (ii), no written documents received by Seller (in respect of the NewCo Business) or any of the Companies before 30 April 2010 which make it reasonably likely that any of said customers will materially reduce the volume of its previous commercial activity as regards maintenance with NewCo or the Companies.

11.10       [intentionally omitted]

11.11       Licenses, Concessions and Permits

(a)           NewCo and, to the Seller’s Knowledge, the Companies or their respective legal predecessors (including, for the avoidance of doubt, Seller with respect to the NewCo Business) have always obtained and continue to hold all public law licences, concessions and permits (Genehmigungen, Berechtigungen, Erlaubnisse), including regulatory and technical permits (the Permits) necessary for the conduct of the NewCo Business unless where the lack of such Permits has no material adverse effect for the profitability of the NewCo Business or is disclosed in Schedule 11.11 (a). The NewCo Business, with regard to the Companies to the Seller’s Knowledge, has been conducted in accordance with such Permits in all material respects. To the Seller’s Knowledge, none of such Permits is about to be revoked, suspended, annulled, modified or restricted as a whole or in part.

(b)           Except as set out in Schedule 11.11 (b), none of NewCo and, to the Seller’s Knowledge, the Companies are subject to any material contractual non-competition obligations or any other material contractual restrictions of competition.

11.12       Legal Proceedings

Schedule 11.12 (i) represents a complete and correct Iist of aII (i) administrative proceedings which could have a negative effect exceeding EUR 100,000, (ii) court proceedings (including arbitration proceedings), (iii) disputed tax proceedings (streitige Steuerverfahren) (the Litigation Proceedings) pending (rechtshängig; for the avoidance of doubt, Section 167 of the German Code of Civil Procedure shall not apply) to which NewCo, Seller, (with respect to the NewCo Business) or any of the Companies are parties (Prozess- oder Verfahrensbeteiligte) or, to the Seller’s Knowledge, which may result in a right of recourse of any third party against any of the Companies, Seller, (with respect to the NewCo Business) or NewCo. To the Seller’s Knowledge, in addition to the Litigation Proceedings, no such proceedings are threatened against Seller (with respect to the NewCo Business),

NewCo or the Companies. From the Effective Date until the Closing Date, no Litigation Proceedings other than those disclosed in Schedule 11.12 (ii) have been finished (rechtskräftig abgeschlossen oder anderweitig erledigt).

11.13       Labor Matters; Powers of Attorney

(a)           Schedule 11.13 (a) (i) contains a complete list of all managing directors (Geschäftsführer) or similar executives in NewCo and the Companies (the Managing Directors) and Schedules 11.13 (a) (ii) contain an anonymous list of all employees of NewCo and the Companies (referring to the relevant Personalnummern of the employees only), including relevant information on the respective position/occupation, gross annual salary, gross annual remuneration including bonuses or other incentives and the information whether the contract is temporary (befristet) or open-ended (unbefristet); in this list employees enjoying special dismissal protection are indicated specifying the legal basis of such dismissal protection (parental leave, collective bargaining agreements, works agreements, employment contracts, membership in the works council or other bodies for employees’ representation, appointment as data protection officer and, to the Seller’s Knowledge, pregnancy and severe disability). It is indicated whether employees are considered Key Employees. With regard to employees of ECM Nigeria, the list (under Schedule 11.13 (a) (ii)) shall only include the name, position, gross annual salary, start date and the information whether the contract is part time or full time for each employee.

(b)           An audit by the competent social security authority of the payroll documentation of the Seller took place in 2010 and Schedule 11.13 (b) is a true and complete copy of the audit report (Bescheid über die Betriebsprüfung nach § 28p Abs. 1 Viertes Sozialgesetzbuch) dated March 18, 2010 as received by the Seller on March 22, 2010.

(c)           Unless disclosed in Schedule 11.13 (c) no Managing Director or Key Employee has given notice or terminated, or, to the Seller’s Knowledge, has threatened in writing to give notice or terminate, the employment relationship with NewCo or the Companies.

(d)           A list of all applicable collective bargaining agreements (Tarifverträge) and all applicable works agreements (Betriebsvereinbarungen) which apply to employment relationships at NewCo or the Companies and of all written accords between management and the works council applicable for the business of NewCo (schriftliche Regelungsabreden) is contained in Schedules 11.13 (d). Since 1 January 2007, there have been no strikes, walkouts or similar collective labour disputes (Arbeitskampfmaßnahmen) with respect to Seller (regarding the NewCo Business), the Companies or NewCo.

(e)           All pension agreements and pension schemes entered into with or set-up for employees (including Managing Directors and Key Employees) of NewCo and the Companies without insurance contracts and other arrangements being entered into or made for the financing of the pension obligations (the Unfunded Pension Schemes) are listed in Schedule 11.13 (e). All contributions to insurance contracts and other arrangements that have to be entered into or made for the financing of funded pension schemes which have been due on or before February 28, 2010, have been paid.

(f)            All obligations deriving from the legal proceedings with the reference numbers [*.*]; [*.*]  and [*.*] (whether they have ended before these courts or higher courts on appeal) have been carried out, performed and discharged.

(g)           No general powers of attorney (Generalvollmachten) to sign or to represent NewCo have been issued to persons, companies or third parties and are as at the Signing Date in force other than those listed in Schedule 11.13 (g).

11.14       Insurances

(a)           Schedule 11.14 (a) contains a complete list of all insurances taken out by, or for the benefit of NewCo or the Companies, their assets, business operations, managing directors, supervisory board members or employees (the Insurance Contracts). The Leases are appropriately insured against fire, flood, storm and burglary until the Closing Date. To the Seller’s Knowledge, the Insurance Contracts are valid and subsisting and enforceable on part of Seller, NewCo or the Companies, as the case may be, and there have not been any material amendments to such Insurance Contracts within the past twelve (12) months prior to the Signing Date. To the Seller’s Knowledge, both the respective policy holder and the insurer have duly fulfilled all obligations under the respective Insurance Contracts. To the Seller’s Knowledge, there will be no additional expenses regarding the Insurance Contracts due to the Drop Down for the year 2010.

(b)           Schedule 11.14 (b) (i) contains a complete list of events which to the Seller’s Knowledge occurred since December 31, 2009, which reasonably entitled or entitle Seller (in respect of the NewCo Business) or NewCo or the Companies to any insurance benefits in excess of EUR 50,000 (in words:

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

Euro fifty thousand) in the individual case from the Insurance Contracts, or due to which such benefits have actually been claimed. Except as set out in Schedule 11.14 (b) (ii), there exist no pending (rechtshängig; for the avoidance of doubt, Section 167 of the German Code of Civil Procedure shall not apply) insurance cases relating to the NewCo Business with entitlements or alleged entitlements in excess of EUR 50,000 (in words: Euro fifty thousand).

11.15       Material Agreements

(a)           Schedule 11.15 (a) contains a complete list of all agreements including any amendments thereto the Companies or NewCo are party to and which have not yet been fully performed at the Signing Date by both parties to such agreements, or where the Companies or NewCo may still be subject to claims, (the Material Agreements and each of them a Material Agreement), organized by reference to the categories indicated below and falling within one or more of such categories.

(i)            The agreements of the NewCo Business with the ten largest customers measured by the revenues (Umsatzerlöse) for the year 2009, but excluding individual contracts with revenues under EUR 10,000;

(ii)           agreements with suppliers of the NewCo Business, involving in each case payment obligations by NewCo or the Companies in excess of EUR 100,000 or more p.a. as at May 21, 2010;

(iii)          sub-contractor agreements of the NewCo Business, involving in each case payment obligations by NewCo or the Companies in excess of EUR 100,000 or more p.a. as at May 21, 2010;

(iv)          agreements relating to the purchase or sale of companies, partnerships, businesses or parts thereof;

(v)           agreements and obligations which contain an annual payment commitment of EUR 50,000 or more in the individual case of NewCo or the Companies, however, excluding employment agreements, lease agreements, agreements with suppliers and sub-contractors or agreements with utility providers and any agreements to be listed under the categories of Sections 11.15(a)(i)-(iv) above.

(b)           Except as disclosed in Schedule 11.15 (b), to the Seller’s Knowledge, NewCo, the Companies and Seller (in respect of the NewCo Business) and the relevant counterparties have in the last twelve (12) months before the Closing Date complied with their obligations under the Material Agreements in all material respects. None of the Material Agreements (i) to Seller’s Knowledge, has been terminated by any party (ii) nor, to Seller’s Knowledge, has any party given written notice about its intention to terminate such agreement, (iii) all Material Agreements are valid and in full force, (iv) to Seller’s Knowledge, NewCo, Seller (as regards the NewCo Business) and the Companies have in all material respects taken all reasonable steps in the ordinary course of business to be in a position to fulfill the obligations under the Material Agreements when and as they become due. No Material Agreement will be terminated by the relevant counterparty on the grounds of the Drop Down or the transactions contemplated hereunder. To the Seller’s Knowledge, specifically, the Material Agreements have been entered into without violation of applicable public procurement laws.

11.16       Public Grants

Seller (with respect to the NewCo Business), NewCo and the Companies have not received any public grants that would lead to any payment obligation after the Closing Date.

11.17       Intercompany Agreements

As of the Closing Date, there exist no agreements between NewCo or the Companies on the one hand and Seller or companies of Seller’s Group on the other hand that will continue after the Closing Date, except as disclosed in Schedule 11.17.

11.18       Compliance

The NewCo Business has always been conducted in compliance with any applicable law, provided that such compliance is only guaranteed to the extent that Purchaser is able to demonstrate that a non-compliance leads to a material adverse effect on the NewCo Business as it has been carried out immediately before the Closing Date.

11.19       Disclosure

Seller has fairly and correctly disclosed all material legal, financial, tax and environmental conditions of the NewCo Business that materially adversely affect the NewCo Business as it has been carried out immediately before the Closing Date..

11.20       NewCo Business

As of the Closing Date, the NewCo Business comprises all material assets, employees and contracts that are used or required to be used for carrying out the Business substantially as it has been carried out in the past and in particular before the Closing Date, except as disclosed in Schedule 11.20 and to the extent provided for in the Transitional Services Agreement.

11.21       Fee Obligations

Neither NewCo nor the Companies have incurred any fee obligation or other liability for advisors in connection with the Drop Down or the transactions contemplated hereunder.

11.22       Compliance with Anti-Corruption Laws

(a)           The following definitions shall apply:

(i)            Agent means (i) any Person appointed by a power of attorney or similar instrument granted by any of the Companies which authorises that Person to act on behalf of the Companies, and, alternatively, (ii) any other agent, sales representative, sponsor or other Person appointed or retained by any of the Companies to assist any of the Companies to obtain business or to distribute, market or sell products or services of the Companies.

(ii)           Anti-Corruption Laws means, to the extent applicable to Seller, (i) the United States Foreign Corrupt Practices Act, (ii) applicable laws enacted pursuant to the Organization of Economic Cooperation and Development (OECD) Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, including but not limited to Germany’s Act on Combating Bribery of Foreign Public Officials in International Business Transactions, and (iii) the anti-corruption laws of Nigeria, Romania and Croatia.

(iii)          Government includes, without limitation: (i) any public government, including all levels and subdivisions of government from national to local; (ii) any public government agency, department, committee or other instrumentality; (iii) any government-owned or government-controlled company (including, for example, a national bank); (iv)

any political party; and (v) any public international organization (including, for example, the United Nations, the World Bank, the International Monetary Fund, etc.).

(iv)          Government Official includes, (i) any officer, employee or agent of any Government or of any department, agency or instrumentality (including any business or corporate entity owned, controlled, or managed by a Government, such as a government-owned or government-controlled bank) thereof, or any Person acting in an official capacity or performing public duties or functions on behalf of any such Government, department, agency or instrumentality, (ii) any political party or official thereof, (iii) any candidate for public office, or (iv) any officer, employee or agent of a public international organization, including, but not limited to, the United Nations, the International Monetary Fund or the World Bank.

(v)           Person is any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity.

(vi)          Prohibited Payment means any payment or provision of money or anything of value (including any loan, reward, advantage or benefit of any kind), either directly or indirectly, to any Government Official or relative of any Government Official, in order to influence any act, decision or omission of any Government Official, to obtain or retain business, to direct business to the Companies or to gain any improper advantage or benefit for the Companies.  Prohibited Payment does not include any reasonable and bona fide expenditure, such as travel and lodging expense, incurred by or on behalf of a foreign official that is directly related to the execution or performance of a contract with a Government, or any facilitating or expediting payment for the purpose of expediting or securing the performance of routine Government action.

(b)           To the Seller’s Knowledge, neither Seller (in respect of the NewCo Business), NewCo and the Companies nor any of their officers, directors, employees or Agents, have given, offered, promised or authorized any Prohibited Payment.

(c)           To the Seller’s Knowledge, neither Seller (in respect of the NewCo Business), NewCo and the Companies nor any of their officers, directors, employees or Agents have given, offered, promised or authorized the giving of money or anything of value, directly or indirectly, to any Person while knowing or possessing a firm belief that all or a portion of such money or thing of value would be used to make a Prohibited Payment.

(d)           Since its March 15, 2010 disclosure to Purchaser regarding the status of Agent retention and business (including all such disclosures to Purchaser prior to March 15, 2010), Seller (in respect of the NewCo Business), NewCo and the Companies have not retained, terminated, or altered significantly Seller’s relationship with any Agent in connection with the Business and have not undertaken any additional contractual obligations to any such Agent (including but not limited to by addendum or amendment to an existing contract) outside the ordinary course of business, except as disclosed on Schedule 11.22 (d).

11.23       All Schedules referred to in Section 11 are collectively referred to as the Disclosure Schedules. Seller does not give or assume any warranties or guarantees of any nature other than those set forth in Section 11 above and none of the Seller’s Guarantees shall be construed as a guarantee or representation with respect to the quality of the purchase object within the meaning of Sections 443, 444 German Civil Code (Garantie für die Beschaffenheit der Sache).

11.24       For the purpose of this Agreement, to the Seller’s Knowledge shall mean (i) the actual knowledge of [*.*] ([*.*]), [*.*] ([*.*]), [*.*] ([*.*]), [*.*] ([*.*]), [*.*] ([*.*]), [*.*] ([*.*]), [*.*] ([*.*]), [*.*] ([*.*]) and, only with regard to facts in the sphere of Beta Systems Software Africa Limited (ECM Nigeria), [*.*] ([*.*]), in each case as of the Closing Date; and (ii) the knowledge each of the aforementioned individuals is expected to have as of the Closing Date considering the specific position mentioned above of that individual within the organization of Seller’s Group and as measured by negligence within reasonable management practice on the part of the respective person provided, however, that the respective person has not been required to make any specific inquiry to other employees within the organization of Seller’s Group at the occasion of preparing or concluding this Agreement.

12.           GUARANTEES AND UNDERTAKINGS OF PURCHASER

12.1         Purchaser represents and warrants in the form of an independent guarantee (selbstständiges Garantieversprechen) according to § 311 German Civil Code as of the Signing Date:

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and except that the remedy of specific performance and injunction relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought. Purchaser has the unrestricted right and capacity and is not required to obtain any third party’s consent or authorization (including, without limitation, authorities or other public bodies) to execute and close (within the meaning of Section 10.1 above), unless expressly mentioned otherwise in this Agreement, this Agreement. Subject to the exceptions in the foregoing sentence and except as expressly mentioned otherwise in this Agreement, neither the execution of this Agreement nor its Closing will (with or without notice or lapse of time) cause Purchaser to contravene any (i) statutes (Gesetze), regulations (Verordnungen), ordinances (Erlasse) or (ii) articles of association or similar local law organizational documents.

12.2         Purchaser shall ensure that after expiry of an interim period of six (6) months after the Closing Date NewCo as well as ECM Nigeria cease to use (as part of its corporate or trade name, internet domains or otherwise) the “Beta Systems” name or any logo, trademark, trade name or other derivative thereof. Purchaser shall cause, at latest at the end of the afore-mentioned interim period, NewCo and ECM Nigeria to remove or obliterate the “Beta Systems” name and marks from their signs, purchase orders, invoices, sales orders, labels, letterheads, shipping documents and other items and materials of the business and otherwise, and shall procure that after that time no such items and materials are put into use which bear similarity to the “Beta Systems” name, marks or logo. Conversely, NewCo, Guarantor and the Companies shall be expressly entitled, for the interim period of six (6) months from the Closing Date, to use (as part of its corporate or trade name, internet domains or otherwise) the “Beta Systems” name or any logo, trademark, trade name or other derivative thereof provided that the use of such name, logo, trademark, trade name or other derivative thereof is conducted substantially consistent with prior practice.

12.3         Purchaser agrees that Seller shall have no responsibility for claims by a third party arising out of, or relating to, the use after Closing of the “Beta Systems” name or marks by NewCo or ECM Nigeria or any of their affiliated companies within the meaning of Section 15 of the German Stock Corporation Act within the scope provided for under Section 12.2 above, and Purchaser undertakes to indemnify and hold harmless Seller from and against any such third party claims.

12.4         Purchaser agrees that any claims regarding warranty (Gewährleistung), express or implied guarantees and tax under the US Bill of Sale, the US Assignment Agreement and the Austrian Asset Deal shall be exclusively provided for under this

Agreement. By way of a contract in favor of third parties (echter Vertrag zugunsten Dritter), Purchaser shall indemnify Beta Systems EDV-Software GmbH, Vienna, Austria against any such claims by NewCo, in particular regarding warranty claims pursuant to mandatory law, under the Austrian Asset Deal and Purchaser shall indemnify Beta Systems Software of North America, Inc. against any such claims by Guarantor, in particular regarding warranty claims pursuant to mandatory law, under the US Bill of Sale and the US Assignment Agreement. For the avoidance of doubt, these indemnifications shall not exclude or limit any claims Purchaser may have under this Agreement.

12.5         Purchaser shall procure that as soon as practical after the Closing Date, Seller is released from all liabilities vis-a-vis Sixt Leasing AG with regard to NewCo’s company car scheme (including fuel cards).

12.6         Purchaser shall procure that NewCo transfers and assigns (zur Sicherung abtreten) all of its existing and future trade receivables immediately after the Closing Date substantially in the form of the security assignment agreement attached hereto as Exhibit 12.6. as security of Seller’s claims under Sections 4.2 (b), 4.2 (c) and 4.4. If NewCo has not offered to enter into the security assignment agreement in accordance with the immediately preceding sentence within 10 Banking Days after the Closing Date, any outstanding amounts in connection with Seller’s claims under Sections 4.2 (b), 4.2 (c) and 4.4. shall become due and payable without further notice.

13.           REMEDIES

13.1         In the event of any breach or any non-fulfillment by Seller of any of Seller’s Guarantees contained in Section 11 above, Purchaser shall notify Seller in writing within one (1) month from becoming aware of such alleged or potential breach. Purchaser shall give Seller the opportunity to remedy the breach within one (1) month of receipt of written information by Purchaser that describes the potential claim in detail, and, to the extent practical, states the estimated amount of such claim.

13.2         In the case of an actual breach or an actual non-fulfillment by Seller of any of Seller’s Guarantees contained in Section 11 above (the Purchaser Claim), if and to the extent that Seller fails to provide restitution in kind (Naturalrestitution) within the period set forth in Section 13.1 above or if such restitution in kind is not possible, Purchaser shall have the right to demand that Seller shall pay monetary damages to Purchaser, provided however, that such damages shall only cover actual damages incurred by either Purchaser, NewCo or any of the Companies. Seller shall have the right to pay monetary damages to Purchaser in such amount as would be necessary to effect the restitution in kind. In no event a Purchaser Claim shall result in a rescission (Rückabwicklungsschuldverhältnis) of this Agreement. With respect to lost profits and consequential damages, the following provisions shall apply:

(a)           In case of a breach of the Seller’s Guarantees in 11.4 (b), 11.4 (h), 11.9, 11.15 or 11.20, Purchaser shall also be entitled to lost profits and frustrated expenses (vergebliche Aufwendungen) (including, for the avoidance of doubt, write offs on redundant inventory and salaries of employees dedicated to the contract), such loss or expense must, however, have originated (entstanden) within twelve (12) months of the Closing Accounts Date and shall only relate to this period.  Any other consequential damages shall be excluded.

(b)           In case of all other Purchaser Claims lost profits and any consequential damages shall be excluded.

(c)           In the case of a breach of the anti-corruption guarantees contained in Section 11.22, Purchaser shall also be entitled to claim any criminal monetary penalties and any civil monetary penalties incurred by Purchaser, NewCo or the Companies.

Internal or overhead costs of the Purchaser and taxes payable as a result of any indemnity payments, frustrated expenses (vergebliche Aufwendungen) within the meaning of Section 284 German Civil Code (Bürgerliches Gesetzbuch) (other than under (a) above) or any arguments that the Purchase Price was calculated upon incorrect assumptions shall be excluded.

13.3         Without prejudice to the validity of the Purchaser Claim or alleged claim in question, Purchaser shall allow, and shall cause the Companies or NewCo to allow, Seller and their accountants and their professional advisors to reasonably investigate the matter or circumstances alleged to give rise to such Purchaser Claim, and whether and to what extent the amount is payable in respect of such Purchaser Claim and, for such purpose, Purchaser shall give and shall cause NewCo or the Companies to give, subject to their being paid their reasonable out-of-pocket costs and expenses, reasonable information and assistance including the right to examine and copy or photograph any assets, accounts, documents and records, as Seller may reasonably request. The legal concept of mitigation of damages (Schadensminderungspflicht) and the offsetting of monetary advantages (Vorteilsausgleichung) shall apply to all Purchaser Claims. Future offsetting benefits, savings or other quantifiable financial advantages shall be valued at their net present value calculated at a discount rate of 3% p.a.

13.4         Seller shall not be liable for, and Purchaser, NewCo and any of the Companies shall not be entitled to bring any Purchaser Claim if and to the extent that:

(a)           the amount of the Purchaser Claim is recoverable from a third party or under an insurance policy, provided that Seller shall for a period of three (3) years remain liable for any increase of insurance premiums or loss of discount on premiums to the extent they result from such recovery; or

(b)           the underlying facts or circumstances to which the Purchaser Claim relates were fairly disclosed by Seller to Purchaser (including its advisors) (i) in management presentations, responses to questionnaires and emails, in each case from October 26, 2009 through the Signing Date, as well as in this Agreement or its Exhibits and Schedules (it being understood that matters disclosed in the Disclosure Schedules shall be deemed as disclosed against all Seller’s Guarantees unless a prudent reader having done due diligence would not apply the disclosure in one Disclosure Schedule to such other Seller’s Guarantee); or (ii) in the documents provided in the data room prepared by Seller on Seller’s Berlin premises and in the virtual data room under www.my.docurex.com from February 19, 2010 to May 28, 2010 and as conclusively listed in Exhibit 13.4 (b). For the avoidance of doubt, Section 442 of the German Civil Code and Section 377 of the German Commercial Code shall not apply mutatis mutandis; or

(c)           the procedures set forth in Sections 13.1 sentence 1 and 13.5 and 13.6 were not observed by Purchaser or NewCo or the Companies, unless Purchaser demonstrates (beweist) that Seller was not materially prejudiced by the non-compliance with such procedures.

13.5         If the Companies, NewCo or Purchaser are sued or threatened to be sued by a third party (the Third Party Claim), which may give rise to a Purchaser Claim, the Purchaser shall (i) make available to the Seller a copy of any Third Party Claim in text format (in Textform) and of any time-sensitive documents and (ii) give the Seller the opportunity to defend the Purchaser or any of the Companies or NewCo against such claim. The Seller shall have the right to defend the claim by all appropriate proceedings and shall have the power to reasonably direct and control such defense. In particular, without limitation, the Seller may (i) reasonably participate in and direct all negotiations and correspondence with the third party, (ii) reasonably appoint and instruct counsel acting, if necessary, in the name of the Purchaser or any of the Companies or the NewCo, and (iii) reasonably require that the claim be litigated or settled in accordance with the Seller’s instructions. The term reasonably in the two immediately preceding sentences shall mean that Seller shall conduct such proceedings in good faith using reasonable endeavors to take the interest of the Purchaser and any of the Companies and NewCo into account.

13.6         Purchaser or any of the Companies or NewCo shall not be entitled to acknowledge or settle a Third Party Claim or permit any such acknowledgement or settlement without the Seller’s prior written consent (not to be unreasonably withheld in light of the risk to lose the case if and to the extent required by applicable laws or regulations). The Purchaser or any of the Companies or NewCo shall reasonably cooperate with the Seller in the defense of any Third Party Claim, provide the Seller and its representatives (including, for the avoidance of doubt, its advisors) reasonable access to all relevant business records and documents and permit the Seller and its representatives to reasonably consult with the directors, employees and representatives of the Purchaser or any of the Companies or NewCo. To the extent that the Seller is in breach of a guarantee provided for under Section 11 above, all costs and expenses incurred by Seller, and all costs reasonably incurred by Purchaser (including advisors’ fees), in defending such Third Party Claim shall be borne and indemnified by the Seller unless and to the extent such costs are recoverable from a third party under applicable statutory laws. To the extent that the Seller was not in breach, any costs and expenses by Purchaser and all costs reasonably incurred by the Seller in connection with the defense (including advisors’ fees) shall be borne and indemnified by the Purchaser unless and to the extent such costs are recoverable by Seller under applicable statutory rules.

13.7         Sections 13.2 last sentence, 13.3, 13.4(a), 13.4(c) (the latter only with regard to the references therein to Sections 13.5 and 13.6), 13.5 and 13.6 shall apply mutatis mutandis to any indemnification obligations of Seller arising under Section 14 of this Agreement, provided that these Sections shall not apply if and to the extent a relevant indemnification clause contains specific language, deviating from these Sections.

14.           INDEMNIFICATIONS BY SELLER

14.1         Seller shall indemnify and hold harmless Purchaser, NewCo and the Companies from and against all claims made by third parties prior to the Closing Date if and to the extent such claims are recovered under the Insurance Contracts. Seller shall use reasonable efforts to recover the claims under the Insurance Contracts.

14.2         Seller shall indemnify Purchaser, NewCo and the Companies and hold Purchaser, NewCo and the Companies harmless from and against all obligations from the [*.*] of [*.*], as far as such obligations cover periods prior to the Closing Accounts Date. Purchaser shall use all reasonable efforts and shall procure NewCo and the Companies to use all reasonable efforts to limit such obligations. In deviation from Sections 13.5 and 13.6, Seller and Purchaser shall use reasonable efforts to jointly agree on whether and how to defend against any obligations from the above collective bargaining agreement, and shall in particular jointly coordinate any appointment and instruction of legal counsel. Any court costs and other legal costs in connection with a defense shall be borne 50% by Seller and 50% by Purchaser.

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

14.3         Seller shall indemnify Purchaser, NewCo and the Companies and hold Purchaser, NewCo and the Companies harmless from and against all pension obligations from funded pension schemes where the employer has an obligation to enter into insurance contracts or to make other arrangements for the financing of the pension scheme (Direktversicherungen) and where NewCo or a Company has not entered into these insurance contracts or made other arrangements according to their obligation.

14.4         Seller shall indemnify Purchaser, NewCo and the Companies and hold Purchaser, NewCo and the Companies harmless from and against all pension obligations to wards employees (including Managing Directors or Key Employees) who were retired at the Effective Date.

14.5         Seller shall indemnify Purchaser, NewCo and the Companies from and against any damage, losses and liabilities resulting from a violation of the prohibition to sub-licence to [*.*] under [*.*] between Seller and [*.*] of [*.*] prior to Closing.

14.6         Seller shall indemnify Purchaser, NewCo and the Companies from and against [*.*] of a loss of the advance payment (as reflected in the Final Closing Accounts) made by Seller to [*.*] resulting from a termination of [*.*] entered into between Seller and [*.*] with effective date [*.*] based on [*.*] under [*.*] of this [*.*], unless and to the extent (for the avoidance of doubt, [*.*]) the advance payment is recovered by Purchaser, NewCo or the Companies from [*.*] Purchaser, NewCo and the Companies shall use reasonable efforts to recover the advance payment from [*.*].

14.7         After the Closing Date, Purchaser, at its sole discretion, may initiate proceedings for the liquidation of Kleindienst Datadress GmbH. If NewCo passes the shareholder’s resolution to liquidate (Auflösungsbeschluss, Section 60 paragraph 1 number 2 of the German Limited Liability Company Act) Kleindienst Datadress GmbH within three (3) months after the Closing Date and thereafter pursues the liquidation proceedings within a reasonable time scope, Seller shall hold harmless and indemnify Purchaser, NewCo and the Companies from any liability to third parties raised in the liquidation (including the original liquidation proceeding and any possible subsequent liquidation (Nachtragsliquidation).

15.           TAX

15.1         For the purpose of this Agreement Tax or Taxes shall mean any taxes and tax related ancillary obligations (steuerliche Nebenleistungen) within the meaning of Section 3 German Tax Code (Abgabenordnung) or the relevant provisions under applicable foreign law, as well as any levies, public social security contributions and

[*.*]  Confidential treatment requested: Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

customs duties, which are levied by any domestic or foreign governmental authority responsible for their assessment, administration or collection (Tax Authority) irrespective whether (i) the Tax is owed as Tax payer or as obligor of a Tax owed by another party (Haftungsschuld), or whether (ii) the Tax is assessed, to be withheld or payable by law. Deferred taxes (latente Steuern) within the meaning of Sec. 274 of the German Commercial Code (HGB), IFRS or any other international or local accounting standards or practice are not Taxes within the above meaning.

For the purpose of this Agreement Tax Return or Tax Returns shall mean any tax returns, other tax applications and other legally required declarations according to the German tax law and German tax regulations (Richtlinien) and to applicable laws of any other jurisdiction.

For the purpose of this Agreement Administrative Notification shall mean any demand to submit a Tax Return, any Tax assessment, any notice of a Tax audit or other inspection and any report on the findings of a Tax audit or other inspection as well as of any other communication with the Tax Authorities.

15.2         Tax Guarantees

(a)           The seller guarantees by way of an independent guarantee (selbständiges Garantieversprechen) pursuant to Section 311 para. 1 German Civil Code (BGB) that the statements set forth hereinafter are true and correct as at the Closing Date:

(i)            Between the Effective Date and the Closing Date any Taxes of NewCo and the Companies due on or before the Closing Date have been paid respectively withheld completely and in due time.

(ii)           Any Tax Returns of NewCo and the Companies due before the Closing Date have been filed completely and in due time.

(iii)          Neither NewCo nor the Companies have accomplished any legal transaction between the Effective Date and the Closing Date which has to be qualified as hidden profit distribution and any transfer pricing agreements of NewCo and the Companies concluded between the Effective Date and the Closing Date are in accordance with German tax law and German tax regulations (Richtlinien) and applicable laws of any other jurisdiction.

(b)           In the event of any actual or potential breach or any actual or potential non-fulfillment by Seller of any Tax Guarantees contained in Section 15.2, Sections 13.1, 13.2, 13.4 (b) and 15.4 shall apply mutatis mutandis.

15.3         Seller shall indemnify and hold harmless Purchaser or - up to the discretion of the Purchaser - NewCo and the Companies from any Taxes, which are assessed against NewCo or the Companies before or after the Effective Date if and to the extent such Taxes relate to a time period ending on or before the Effective Date (Tax Losses).

15.4         Seller shall not be liable under Section 15.3 for any Tax Losses if and to the extent

(a)           the amount of such Tax Losses is recovered or could have reasonably been recovered from a solvent third party after the Closing Date;

(b)           such Tax Losses are the result of (i) any change in the accounting and taxation principles or practices of NewCo or the Companies (including methods of submitting Tax returns) introduced after the Closing Date; or (ii) any transaction, action or omission (including but not limited to the change in the exercise of any Tax election right, the approval or implementation of any reorganisation measure or the sale of any asset) taken by Purchaser or NewCo or the Companies after the Closing Date with retroactive effect for a time period ending before the Effective Date;

(c)           Purchaser or NewCo or the Companies is entitled to receive a benefit, set-off or reduction of Taxes, including (without limitation) benefits resulting from the lengthening of any amortization or depreciation periods, higher depreciation allowances or the increase of loss carry-forwards (Future Tax Benefits) as a result of an adjustment that has given rise to a Tax Loss for which NewCo or the Companies have been indemnified under Section 15.3; such Future Tax Benefits shall be determined on a lump sum basis applying a Tax rate of [*.*] for trade and corporate income tax purposes (including solidarity surcharge) and to be discounted by [*.*] per annum spreading the timing difference in [*.*] over [*.*].

15.5         Seller shall not be liable under Section 15.3 unless the aggregate amount of Tax Losses of NewCo or the Companies for the time period ending on or before the Effective Date exceeds the aggregate amount of any liabilities and provisions for Taxes for that period as recorded in the relevant individual financial statements of NewCo or any of the Companies, in each case for the period ending on the Effective Date.

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

15.6         Co-operation on Tax Proceedings

(a)           Filing of Tax Returns

(i)            Purchaser shall file, and shall procure that NewCo and the Companies will file, all Tax Returns which are due to be filed by NewCo or the Companies after the Closing Date. Any Tax Return to be filed by Purchaser or NewCo or the Companies relating to a taxable period ending on or before the Effective Date shall be consistent with the policies, procedures, practices and election rights adopted in the Tax Returns for previous Tax periods of NewCo and the Companies. These Tax Returns shall be subject to the review and prior written consent of Seller. Seller shall not withhold its consent unreasonably. Purchaser shall provide, and shall procure that NewCo and the Companies will provide, copies of any such Tax Return to Seller no later than thirty (30) Business Days prior to the date on which such Tax Return shall be filed. Seller shall return its comments to Purchaser within twenty (20) Business Days following the receipt (Zugang) of the copies of such Tax Return. If Seller does not respond in written form within this time period Purchaser and NewCo and the Companies may file Tax Returns at their discretion. If Seller and Purchaser fail to reach an agreement on the contents of a Tax Return, the Tax Return shall be filed according to the instructions of Seller, and Seller shall then assume the responsibility for the contents of that Tax Return to the extent Seller’s position deviates from the position of Purchaser.

(ii)           Tax Returns referred to in this Section 15.6 (a) which relate to a taxable period ending on or before the Effective Date shall not be amended or changed by Purchaser, NewCo or the Companies without the prior written consent of Seller.

(b)           Other Tax proceedings

(i)            Purchaser shall inform Seller comprehensively of any Administrative Notification which relates to time periods ending on or before the Effective Date without undue delay, at the latest, however, within five (5) Business Days following the receipt (Zugang) of the underlying Administrative Notification at the Purchaser respectively NewCo or the Companies. Each notification by the Purchaser shall be in writing including the Administrative Notification. At Seller’s request Purchaser shall provide, and shall procure that NewCo and the Companies will provide, Seller with all documents defined in particular by the Seller and other information (i) that are necessary for Seller to evaluate the Tax assessments or Tax audits and the potential liability of Seller in connection therewith or (ii) that are reasonably requested by Seller. Seller shall comment in writing within fifteen (15) Business Days upon notification or, at the latest five (5)

Business Days prior to the expiration of the respective time limit (Einspruchs- bzw. Erwiderungsfrist) on whether and which legal objections will be raised. If Seller fails to comment, Purchaser may decide at its own discretion. Any rights of information and participation of the Seller are limited to information and participation relevant for the subject matter of the above mentioned Administration Notification.

(ii)           Seller and its advisers shall be entitled to take part in any Tax audits or other inspections carried out by Tax Authorities or in meeting with Tax Authorities with regard to Taxes relating to time periods ending on or before the Effective Date. Any rights of information and participation of the Seller are limited to the information and participation relevant for the subject matter of the above mentioned Tax audits or other inspection. All Seller’s expenses have to be borne by the Seller.

(iii)          At Seller’s request and at the expense of Seller Purchaser shall file objections and conduct legal proceedings against any Tax claim, order, audit, decree or judgment in accordance with Sellers’ directions and/or instruct NewCo and the Companies to do the same insofar as it relates to time periods ending on or before the Effective Date. Purchaser shall follow, and shall procure that NewCo and the Companies follow, the instructions of Seller with regard to the treatment of such dispute and shall coordinate with Seller any measures intended to be taken in respect of such a dispute.

(iv)          Insofar as time periods ending on or before the Effective Date are concerned Purchaser shall refrain, and shall procure that NewCo and the Companies refrain, from making any concessions or submitting any statements as may be detrimental to Seller and/or NewCo and the Companies and/or counteract entitlements pursuant to this clause and Purchaser shall not, and shall procure that NewCo and the Companies will, settle any audit, claim, assessment or other dispute without Seller’s prior and written consent.

(v)           The obligation to inform Seller and coordinate Tax matters with Seller as set forth under this Section 15 shall also include any other communication, negotiation or agreement with any Tax Authority regarding NewCo or the Companies which may be relevant for time periods ending on or before the Effective Date. Purchaser shall procure the cooperation of NewCo, the Companies and their legal successors with Seller in line with the terms of this Section 15.

(vi)                              If Purchaser or NewCo or the Companies fail to comply with any of its obligations provided for in this Section 15, it shall not be entitled to request any payment under this Section 15 in connection with the relevant Tax Loss if and to the extent Seller demonstrates (beweist) that his ability to avoid or mitigate such Tax Losses was materially prejudiced by the non-compliance with such obligations.

15.7                          Sellers’ indemnification payments under this Section 15 shall become payable no earlier than ten (10) Business Days after Seller has received a written notice by Purchaser that payment of the respective Tax to the competent authority is due, but no later than three (3) Business Days before the day on which the respective Tax becomes payable by NewCo and the Companies to the competent Tax Authority.

The Purchase Price will retroactively be decreased respectively increased by any payments to be settled under this Section 15.

15.8                          If and to the extent NewCo or the Companies receive a Tax refund or are entitled to claim a repayment of any Tax, Purchaser shall pay an amount equal to such refund or claim to Seller, if and to the extent said refund or claim relates to a time period ending on or before the Effective Date and if and to the extent the aggregate amount of said refunds or claims of NewCo or the Companies exceeds the respective aggregate amount for such refunds or claims as recorded in the relevant individual financial statements of NewCo or any of the Companies, in each case for the period ending on the Effective Date. For the avoidance of doubt, Section 15.6 shall apply mutatis mutandis. Claims under this Section 15.8 shall become payable immediately when such refund is made.

15.9                          The claims under this Section 15 shall become time barred (Verjährung) from the expiry of (nach Ablauf von) three (3) months after the respective tax assessment has become final and unappealable (bestandskräftig) or, if earlier, from the expiry of (nach Ablauf des) the fifth anniversary of the Closing Date.

16.                                 EXPIRATION OF CLAIMS, LIMITATION OF CLAIMS

16.1                           All Purchaser Claims shall be time-barred (verjährt) eighteen (18) months after the Signing Date. Exempted herefrom are:

(a)                                  All Purchaser Claims in respect of liabilities for defects of title arising from a breach in respect of Section 11.1 (e) above which shall be time-barred (verjährt) on the tenth (10th) anniversary of the Closing Date;

(b)                                 all claims of Purchaser arising as a result of willful or intentional breaches of Seller’s obligations under this Agreement which shall be time-barred in accordance with the statutory rules in Section 195, 199 German Civil Code;

(c)                                  for the avoidance of doubt, all tax indemnities which shall be time-barred as set forth in the tax clause in Section 15.

16.2                           Claims under Section 14.2 shall be time-barred three (3) years after the Closing Date. Claims under Section 14.3 shall be time-barred eighteen (18) months after the Closing Date. Claims under Section 14.5 shall be time-barred two (2) years after the Closing Date. Claims under Section 14.6 shall be time-barred two (2) years after the Closing Date. Claims under Section 14.7 shall be time-barred six (6) years after the Closing Date.

16.3                           The expiry period for any claims of Purchaser under this Agreement shall be tolled (gehemmt) pursuant to Section 209 German Civil Code by any timely demand for fulfillment, provided that Purchaser commences judicial proceedings within three (3) months after the expiry of the relevant time limitations (Verjährungsfristen). Section 203 German Civil Code shall not apply, unless the Parties agree in writing that the expiry period shall be tolled on the basis of pending settlement negotiations.

16.4                           Any Purchaser Claim, claims under the tax indemnifications and other secondary claims of Purchaser arising from or in relation to Sections 17, 18 and 19 of this Agreement can only be made if (i) the individual claim exceeds an amount of [*.*] (in words: [*.*]) (the De Minimis Amount), and (ii) one or more individual claims (excluding the aforesaid de minimis claims which do not exceed the De Minimis Amount (the De Minimis Claims)) which arise either within a [*.*] period after the Closing Date, exceed in the aggregate an amount of [*.*] (in words: [*.*]) (the Threshold) or which arise within a subsequent twelve (12) month period, each starting at the anniversary of the Closing Date, exceed in the aggregate the Threshold. Once one or more individual claims (excluding the De Minimis Claims) which arose within a twelve (12) month period exceed in the aggregate the Threshold, Purchaser shall be entitled to payment of the entire amount of the relevant claims as well as of all subsequent claims (excluding the De Minimis Claims), however with a one-time deduction of [*.*] (in words: [*.*]).

16.5                           The aggregate liability for Purchaser Claims and under the guarantees and indemnities provided by Seller under Section 14 and 15 and for any other secondary claim of Purchaser arising from or in relation to Sections 17, 18 and 19 of this Agreement shall not exceed [*.*] (in words: [*.*]) (the Liability Cap), except for willful or intentional breaches of Seller’s obligations under this Agreement.

[*.*]  Confidential treatment requested:  Information for which confidential treatment has been requested is omitted and is noted with “[*.*].” An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

16.6                           The Parties are in agreement that the remedies that the Purchaser, NewCo or any of the Companies, may have against Seller for breach of obligations set forth in this Agreement are solely governed by this Agreement, and the remedies provided for by this Agreement shall be the exclusive remedies available to Purchaser or NewCo or the Companies. Any right of Purchaser to (i) withdraw from this Agreement or to require the winding up of the transaction contemplated hereunder (rückabwickeln), (ii) any Claims for breach of pre-contractual obligations (culpa in contrahendo, including but not limited to claims arising under Sections 241 (2), 311 (2) (3) German Civil Code) or ancillary obligations (positive Forderungsverletzung, including but not limited to claims arising under Sections 280, 282 German Civil Code), (iii) frustration of contract pursuant to Section 313 German Civil Code (Störung der Geschäftsgrundlage), (iv) all remedies of Purchaser for defects of the Object of Sale under Sections 434 through 441 German Civil Code, (v) all claims under tort law (Deliktsrecht), including but not limited to Sections 823 through 853 German Civil Code and (vi) any and all other statutory rights and remedies, if any, are hereby expressly excluded and waived by Purchaser, except claims for wilful deceit (arglistige Täuschung) and other intentional breaches of contract (vorsätzliche Vertragsverletzungen). The Parties are in agreement that Seller’s Guarantees shall not serve to provide Purchaser with any other claims than those set forth in this Agreement. The Parties are further in agreement that under no circumstances shall Seller’s Guarantees be construed as representations of Seller with respect to the quality of the purchase object within the meaning of Sections 443, 444 German Civil Code (Garantie für die Beschaffenheit der Sache) and therefore, Purchaser explicitly waives the application of Section 444 German Civil Code.

17.                                 SELLER’S COVENANTS AND UNDERTAKINGS

17.1                           Under Section 7 para. 2 of the Drop Down Agreement, in the case of doubt regarding the scope and allocation of assets transferred to NewCo under the Drop Down Agreement, Seller vis-à-vis NewCo is entitled to determine the scope and allocation in accordance with Section 315 German Civil Code (Bürgerliches Gesetzbuch). Deviating from this provision in the relationship between Seller and Purchaser, Seller herewith undertakes to Purchaser to only make use of its determination right after having consulted with Purchaser and based on a mutually agreed decision between Seller and Purchaser.

17.2                           Seller undertakes to perfect the transfer of the 9,999,999 shares in ECM Nigeria from the Seller to NewCo under Nigerian law and to provide all reasonable assistance for the registration of NewCo as new shareholder of ECM Nigeria under Nigerian law by 31 December 2010. Until the transfer under Nigerian law has occurred, Seller shall treat NewCo economically in all respects, including, without limitation, with respect to the entitlement to profits and the exercise of voting rights, as if the transfer had already occurred on or before the Closing Date.

18.                                 NON-COMPETE UNDERTAKING

18.1                           Seller shall not, and shall procure that also all other companies within Seller’s Group shall not, compete, directly or indirectly, with the NewCo Business as conducted on the Signing Date for a period of three (3) years from the Closing Date. Nothing in the immediately preceding sentence shall prevent Seller from conducting its data center infrastructure business and its identity management business.

18.2                           Seller further shall not, and shall procure that all other companies within Seller’s Group shall not, for a period of three (3) years from the Closing Date directly or indirectly entice away (abwerben) any person involved in the NewCo Business.

19.                                 RESTRICTION OF ANNOUNCEMENT, COOPERATION, CONFIDENTIALITY

19.1                           Each of the Parties undertakes that it will not make an announcement or disclosure regarding the subject matter of this Agreement unless required by applicable mandatory law or capital market regulations (Börsen- und Finanzmarktregeln) or unless the other Party hereto has given its respective consent to such announcement, including the form of such announcement, which consent may not be unreasonably withheld or delayed and may be subject to conditions. If and to the extent any announcement or disclosure of information regarding the subject matter of this Agreement is to be made under applicable mandatory laws, in particular any applicable capital market regulations, the Party being concerned shall not disclose any such information without prior consultation with the other Party. Each Party to this Agreement shall also (i) keep strictly confidential any information obtained by it in connection with the negotiation and execution of this Agreement with respect to the other Party and their affiliated companies within the meaning of Section 15 et seq. of the German Stock Corporation Act, (ii) effectively prevent any access by third parties to such Information and (iii) shall not use such confidential Information for itself or for any third party except to the extent that (iv) the relevant facts or circumstances are publicly known, become publicly known without any violation of this covenant, or the disclosure of which is required by law or under capital market regulation.

19.2                           Upon and after the Closing Date, Seller and Purchaser shall each use all reasonable efforts to execute and deliver or procure to be done, executed and delivered all such further acts, deeds, documents, instruments of conveyance, assignment and transfer and things as may be reasonably necessary to implement the terms of this Agreement.

19.3                           For a period of two years after the Closing Date, Seller shall keep strictly confidential all Proprietary Information they have obtained in relation to the NewCo Business, NewCo and the Companies, effectively prevent any access by third parties to such Proprietary Information and shall not use such Proprietary Information for itself or for any third party except to the extent that the relevant facts or circumstances are publicly known, become publicly known without any violation of this covenant, or the disclosure of which is required by law or under capital markets regulation. Proprietary Information shall mean the Information created, transferred, recorded or employed as part of, or otherwise resulting from the activities undertaken by the NewCo Business, NewCo and the Companies which constitutes the confidential, proprietary or trade secret information of the NewCo Business, NewCo and the Companies. Such information may be of, but not limited to, a business, organizational, technical, financial, marketing, operational, regulatory or sales nature and shall include, without limitation, any and all source codes and information relating to services, methods of operation, price lists, customer lists, technology, designs, specifications or other proprietary information of the business or affairs of the NewCo Business, NewCo and the Companies.

20.                                 NOTICES

All notices and other communications hereunder shall be made in writing and shall be delivered or sent by registered mail, courier or fax to the addresses below or to such other addresses which may be specified by any Party to the other Parties in the future in writing:

If to Seller:

Beta Systems Software AG
Gernot Sagl
Vorstand
Alt-Moabit 90d
10559 Berlin
Germany
Fax: +49 30 726 118 880

with a copy to:

Dr Karsten Müller-Eising
Hogan Lovells LLP
Untermainanlage 1
60329 Frankfurt am Main
Germany
Fax: +49 69 96236 100

If to Purchaser:

BancTec GmbH
Steffen Link

Geschäftsführer
Monzastrasse 4c
63225 Langen
Germany
Fax: +49 61 03 5071 35

with a copy to:

BancTec, Inc.
Robert Robinson
Vice President & General Counsel
2701 E. Grauwyler Rd.
Irving, Texas 75061
USA
Fax: +1 972 821 4448

and

Dr Thomas Lappe
K&L Gates LLP
Markgrafenstrasse 42
10117 Berlin
Germany
Fax: +49 30 220 029 499

If to Guarantor:

BancTec, Inc.
J. Coley Clark
Chief Executive Officer
2701 E. Grauwyler Rd.
Irving, Texas 75061
USA
Fax: +1 972 821 4448

with a copy to:

BancTec, Inc.
Robert Robinson
Vice President & General Counsel
2701 E. Grauwyler Rd.
Irving, Texas 75061
USA
Fax: +1 972 821 4448

and

Dr Thomas Lappe
K&L Gates LLP
Markgrafenstrasse 42
10117 Berlin
Germany
Fax: +49 30 220 029 499

Each of Purchaser and Guarantor appoint K&L Gates LLP, Markgrafenstrasse 42, 10117 Berlin, Germany, Fax: +49 (0)30 220 029 499, as their authorized recipient (Zustellungsbevollmächtigter). A copy of the acknowledgment of this appointment by the authorized recipient is attached as Exhibit 20.

21.                                 MISCELLANEOUS

21.1                           All expenses, costs, fees and charges in connection with the transactions contemplated under this Agreement including without limitation, legal services, shall be borne by the party commissioning the respective costs, fees and charges. All notarial fees incurred with the notarization of this Agreement shall be borne by Purchaser. For the avoidance of doubt, Seller shall bear the notarial fees in connection with the Drop Down Agreement and shall by way of a contract in favour of third parties indemnify NewCo of any such costs.

21.2                           All Exhibits and Disclosure Schedules to this Agreement constitute an integral part of this Agreement.

21.3                           This Agreement and its Exhibits and Schedules comprise the entire agreement between the Parties concerning the subject matter hereof and supersede and replace all oral and written declarations of intention made by the Parties in connection with the contractual negotiations. Changes or amendments to this Agreement (including this Section 21.3) must be made in writing by the Parties or in any other legally required form, if so required.

21.4                           In this Agreement the headings are inserted for convenience only and shall not affect the interpretation of this Agreement. The language of this Agreement is English and all notices, demands, requests, statements, certificates or other documents or communications in connection with this Agreement shall be in English unless otherwise agreed. Where a German term has been inserted in quotation marks and/or italics, it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement. If the English legal meaning or the English legal concept of any of the terms used differs from the German legal meaning or the German legal concept, the German legal meaning or German legal concept shall prevail.

21.5                           No Party shall he entitled to assign any rights or claims under this Agreement without the written consent of the other Parties, except for Purchaser who shall be entitled to assign any rights and claims under this Agreement to (i) the banks financing the transactions contemplated hereunder (including any security agent) or (ii) to any of its affiliated companies within the meaning of Section 15 et seq. of the German Stock Corporation Act.

21.6                           No Party, except as provided otherwise herein, shall be entitled (i) to set-off (aufrechnen) any rights and claims it may have against any rights or claims any other Party may have under this Agreement; or (ii) to refuse to perform any obligation it may have under this Agreement on the grounds that it has the right of retention (Zurückbehaltungsrecht), unless the rights or claims of the relevant Party claiming a right of set-off (Aufrechnung) or retention (Zurückbehaltung) have been acknowledged (anerkannt) in writing by the relevant other Party/Parties or have been confirmed by final decision of a competent court (Gericht) or arbitration court (Schiedsgericht). In deviation from the preceding sentence, Purchaser shall be entitled to set off any claims arising from or in connection with the breach by Seller of Seller’s Guarantees, indemnities or covenants against Seller’s claims to receive the Purchase Price or parts thereof. Such set-off shall be made against the Final Base Purchase Price Payment and only if the claims of the Purchaser exceed the amount of the Final Base Purchase Price Payment, also against the Second Base Purchase Price Payment (excluding the First Base Purchase Price and any Inventory Purchase Price Payment, where a set-off shall not be permissible).

21.7                           Interest payable under any provision of this Agreement shall be calculated on the basis of actual days elapsed divided by 360.

21.8                           Banking Days (Bankarbeitstage) shall mean all days on which banks are open for business in Frankfurt am Main (excluding, for the avoidance of doubt Saturdays, Sundays and other public holidays).

21.9                           Any currency conversions shall be determined using exchange rates prevailing two (2) Banking Days in Frankfurt am Main prior to the date on which the respective payments become due and payable. The European Central Bank fixing rates shall be used which are published both by electronic market information providers (e.g. Reuters page ECB37) and on the ECB’s Website www.ecb.int shortly after 2.15 p.m. CET. When such rates are not available on such date, Reuters world spot rates (mid rate on page FX=) taken as close as possible to 2.15 p.m. CET shall be used.

21.10                     All disputes arising in connection with this Agreement or its validity shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration e.V. (DIS) in its current form as amended (in der jeweils gültigen Fassung) without recourse to the ordinary courts of law. The place of the arbitration shall be

Berlin, Germany. The arbitral tribunal shall consist of three arbitrators. The language of the arbitration proceedings shall be English. The costs of the arbitral proceedings, including those external costs incurred by the Parties and which were necessary for the proper pursuit of their claim or defence, shall be allocated to the Parties in proportion to the percentage each Party is determined by the arbitrator to have prevailed/lost in the arbitral proceedings.

21.11                     This Agreement shall be governed by, and construed in accordance with, the laws of the Federal Republic of Germany without regard to the UN Convention on the Sale of Goods.

21.12                     In the event that one or more provisions of this Agreement shall, or shall be deemed to, be invalid or unenforceable, the validity and enforceability of the other provisions of this Agreement shall not be affected thereby. In such case, the Parties hereto agree to recognize and give effect to such valid and enforceable provision or provisions which correspond as closely as possible with the commercial intent of the Parties. The same applies, mutatis mutandis, to any omission (Vertragslücken) in this Agreement.

EXHIBITS / SCHEDULES

EXHIBIT (E)

Administrative Notification	as defined in Section 15.1

Agent	as defined in Section 11.22(a)(i)

Agreement	as defined in Section (D)

Anti-Corruption Laws	as defined in Section 11.22(a)(ii)

Austrian Asset Deal	as defined in Section 10.2(f)

Banking Days	as defined in Section 21.8

Base Purchase Price	as defined in Section 4.1

Base Purchase Price Payment	as defined in Section 4.2

Business	as defined in Section (A)

Cash	as defined in Section 5.1(a)

Cash Shortfall	as defined in Section 5.1(a)

Closing	as defined in Section 10.1

Closing Accounts	as defined in Section 7.1

Closing Accounts Date	as defined in Section 9.6

Closing Date	as defined in Section 9.5

Closing Events	as defined in Section 10.2

Company/Companies	as defined in Section 1.1

Companies Individual Financial Statements	as defined in Section 11.2(c)

Consolidated Financial Statements	as defined in Section 11.2(a)

De Minimis Amount	as defined in Section 16.4

De Minimis Claims	as defined in Section 16.4

Disclosure Schedules	as defined in Section 11.23

Drop Down	as defined in Section (C)

Drop Down Agreement	as defined in Section (C)

Drop Down Legal Effective Date	as defined in Section 9.3

ECM Nigeria	as defined in Section 11.24

Effective Date	as defined in Section 9.2

Final Base Purchase Price Payment	as defined in Section 4.2(c)

Final Closing Accounts	as defined in Section 7.4

First Base Purchase Price Agreement	as defined in Section 4.2(a)

First Installment Inventory Payment Date	as defined in Section 4.4(a)

Future Tax Benefits	as defined in Section 15.4(c)

Government	as defined in Section 11.22(a)(iii)

Government Official	as defined in Section 11.22(a)(iv)

Guarantees	as defined in Section 3.4

Guarantor	As defined in Section (3)

Installment Inventory Payment Date	as defined in Section 4.4(a)

Insurance Contracts	as defined in Section 11.14(a)

Intellectual Property Rights/IPR	as defined in Section 11.4(a)

Inventory	as defined in Section 4.3

Inventory Purchase Price	as defined in Section 4.3

Inventory Purchase Price Payment	as defined in Section 4.4

IPR Licenses In	as defined in Section 11.4(c)

IPR Licenses Out	as defined in Section 11.4(e)

Key Employees	as defined in Section 11.13(a)

Leases	as defined in Section 11.6(a)

Liability Cap	as defined in Section 16.5

Litigation Proceedings	as defined in Section 11.12

Managing Directors	as defined in Section 11.13(a)

Material Agreement/Material Agreements	as defined in Section 11.15(a)

Monthly Collected Receivable Amount	as defined in Section 5.2

NCTR	as defined in Section 5.4(a)

Net Working Capital	as defined in Section 5.1(b)

Neutral Accounting Firm	as defined in Section 7.3

NewCo	as defined in Section (C)

NewCo Business	as defined in Section 1.4

NewCo Individual Financial Statements	as defined in Section 11.2(b)

NewCo Intellectual Property Rights	as defined in Section 11.4(b)

NewCo IT Contracts	as defined in Section 11.5(b)

NewCo IT Systems	as defined in Section 11.5(a)

NewCo Software	as defined in Section 11.4(j)

Nigeria Receivables	as defined in Section 5.1(b)(i)

Non-Collected Trade Receivables	as defined in Section 5.1(c)

NWC	as defined in Section 5.4(a)

Objections	as defined in Section 7.3

Own Intellectual Property Rights	as defined in Section 11.4(d)

Own Software	as defined in Section 11.4(d)

Party/Parties	as defined in the heading Section

Permits	as defined in Section 11.11(a)

Person	as defined in Section 11.22(a)(v)

Prohibited Payment	as defined in Section 11.22(a)(vi)

Proprietary Information	as defined in Section 19.3

Purchaser	as defined in Section (2)

Purchaser’s Account	as defined in Section 4.7

Purchaser Claim	as defined in Section 13.2

Purchase Price	as defined in Section 4.1

Scheduled Closing Date	as defined in Section 9.4

Second Base Purchase Price Payment	as defined in Section 4.2(b)

Seller	as defined in Section (1)

Seller’s Account	as defined in Section 4.6

Seller’s Guarantees	as defined in Section 11

Seller’s Group	as defined in Section 3.1

Seller’s Knowledge	as defined in Section 11.24

Settlement Amount (SA)	as defined in Section 5.4(a)

Shares	as defined in Section 1.3

Signing Date	as defined in Section 9.1

Sold Shares	as defined in Section 1.2

SPM	as defined in Section 5.4(a)

Tax/Taxes	as defined in Section 15.1

Tax Authority	as defined in Section 15.1

Tax Losses	as defined in Section 15.3

Tax Return/Tax Returns	as defined in Section 15.1

Third Party Claim	as defined in Section 13.5

Threshold	as defined in Section 16.4

Trade Receivables	as defined in Section 5.3

Transfer Agreement	as defined in Section 10.2(d)

Transitional Services Agreement	as defined in Section 10.2(b)

Unfunded Pension Schemes	as defined in Section 11.13(e)

US Assignment Agreement	as defined in Section 10.2(e)

US Bill of Sale	as defined in Section 10.2(e)